    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 6, 1997
                                                        REGISTRATION NO.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3

                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933
                            ------------------------

                          CASINO RESOURCE CORPORATION

                 (Name of Small Business Issuer in its charter)

          MINNESOTA                          7922                  41-0950482
 (State or other jurisdiction    (Primary standard industrial   (I.R.S. Employer
      of incorporation)          classification code number)     Identification
                                                                    Number)

                707 BIENVILLE BOULEVARD, OCEAN SPRINGS, MS 39564
                                 (228) 872-5558

         (Address and Telephone Number of Principal Executive Offices)

                   MAURICE P. GAUDET, CHIEF FINANCIAL OFFICER
 CASINO RESOURCE CORPORATION, 707 BIENVILLE BOULEVARD, OCEAN SPRINGS, MS 39564
                           TELEPHONE: (228) 872-5558

           (Name, Address, and Telephone Number of Agent for Service)
                            ------------------------

                                   Copies to:
                             GIRARD P. MILLER, ESQ.
                         DOHERTY, RUMBLE & BUTLER, P.A.
                            3500 FIFTH STREET TOWERS
                              150 SOUTH FIFTH ST.
                           MINNEAPOLIS, MN 55402-4235
               TELEPHONE: (612) 340-5555 TELEFAX: (612) 340-5584
                            ------------------------

    APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement as determined by market conditions and other factors.

    If any of the securities being registered on this form are being offered on a delayed or continuous basis, pursuant to Rule 415 under the Securities Act of 1933, check the following: /X/

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

    If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.

    The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

                                                            PROPOSED MAXIMUM    PROPOSED MAXIMUM
TITLE OF SECURITIES                       AMOUNT TO BE       OFFERING PRICE        AGGREGATE           AMOUNT OF
TO BE REGISTERED                           REGISTERED         PER SHARE(1)     OFFERING PRICE(1)    REGISTRATION FEE
Common Stock.........................   1,075,500 shares        $1.8125          $1,949,343.75          $590.71
($.01 par value)
underlying Stock Options

(1) Estimated solely based for purposes of computing the registration fee. In accordance with Rule 457(c) and (h)(1), the price used is the average of the bid and asked price of the Common Stock on the over-the-counter market as of October 2, 1997.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                     SUBJECT TO COMPLETION, OCTOBER 6, 1997

                                   PROSPECTUS

                                1,075,500 SHARES

                          CASINO RESOURCE CORPORATION

                                  COMMON STOCK

                               ------------------

    This Prospectus relates to the resale of up to 1,075,500 shares of Common Stock, $.01 par value per share (the "Common Stock") of Casino Resource Corporation, a Minnesota corporation (the "Company"), issued to certain investors (the "Selling Shareholders") pursuant to registration rights agreements with the Selling Shareholders. See "Selling Shareholders."

    The resale of the securities covered by this Prospectus may be sold from time to time by the Selling Shareholders, and such resales may be effected in one or more transactions that may take place on the over-the-counter market, including ordinary brokers' transactions, privately negotiated transactions or through sales to one or more dealers for resale of such securities as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by the Selling Shareholders.

    The Selling Shareholders and intermediaries through whom such securities are sold may be deemed "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby, and any profits realized or commissions received may be deemed underwriting compensation. The Company has agreed to indemnify the Selling Shareholders against certain liabilities, including liabilities under the Securities Act.

    The Company will not receive any proceeds from the sale of Common Stock by the Selling Shareholders. The Company's Common Stock is traded on the Nasdaq National Market ("NasdaqNM") under the symbol CSNR.

    THE SECURITIES OFFERED HEREBY ARE HIGHLY SPECULATIVE, INVOLVE A HIGH DEGREE OF RISK AND SHOULD BE PURCHASED ONLY BY PERSONS WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE "RISK FACTORS."

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATION TO CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is October    , 1997.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of Securities Exchange Act of 1934, as amended (the "Exchange Act") and in accordance therewith files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy and information statements and other information filed by the Company can by inspected and copied at the public reference facilities of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the following Regional Offices: 7 World Trade Center, Suite 1300, New York, New York 10048 and Northwestern Atrium Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661. Copies can be obtained from the Commission by mail at prescribed rates. Requests should be directed to the Commission's Public Reference Section, Room 1024, Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C. 20549.

    The Commission maintains a web site that contains registration statements, reports, proxy statements and other materials that are filed electronically with the Commission. This web site can be accessed at HTTP://WWW.SEC.GOV.

    The Company has filed with Commission a Registration Statement under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of Common Stock offered hereby. This Prospectus, does not contain all the information set forth in the Registration Statement and the exhibits thereto. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and to the exhibits filed therewith. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement. The Registration Statement, together with the exhibits thereto, may be inspected without charge at the offices of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C. 20549, and copies of all or any part of the Registration Statement may be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549 upon the payment of the fees prescribed by the Commission.

                    INCORPORATION OF DOCUMENTS BY REFERENCE

    The following documents filed with the Commission by Casino Resource Corporation (the "Company") are incorporated herein by reference:

(a) The Company's Annual Report on Forms 10-KSB and 10-KSB/A for the fiscal year ended September 30, 1996.

(b) The Company's Quarterly Reports on Forms 10-QSB and 10-QSB/A for the periods ended December 31, 1996, March 31, 1997 and June 30, 1997 and the Company's Current Reports on Forms 8-K and 8-K/A dated October 30, 1996, February 2, 1997, February 24, 1997, April 2, 1997, September 12, 1997 and October 3, 1997.

(c) The Company's annual Proxy Statement pursuant to Regulation 14A of the Exchange Act for the annual stockholder meeting held April 3, 1997.

(d) The description of the Company's securities contained in the Company's Registration Statement under Section 12 of the Exchange Act, and any and all amendments and reports filed for the purpose of updating such description.

    All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14, and 15(d) of the Exchange Act, subsequent to the date of this Prospectus and prior to the termination of the offering of the Shares hereby offered shall be deemed to be incorporated by reference into this Prospectus and to be a part of this Prospectus from the date of filing such documents. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this

Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company will provide, without charge to each person, including any beneficial owner, to whom a prospectus is delivered, upon written or oral request of such person, a copy of any and all information that has been incorporated by reference (other than exhibits to such documents which are not specifically incorporated by reference in such documents). Requests for such documents should be addressed to Maurice P. Gaudet, Chief Financial Officer, 707 Bienville Boulevard, Ocean Springs, MS 39564, telephone number (228) 872-5558.

                               PROSPECTUS SUMMARY

    The following summary is qualified in its entirety by the more detailed information and financial statements (including the notes thereto) appearing elsewhere in this Prospectus. The Company has five active wholly owned subsidiaries, namely, Casino Building Corporation, Inc., CRC of Branson, Inc., Country Tonite Enterprises, Inc., Casino Resource Corporation of Tennessee, Inc. (which holds a 60% in CTT, LLC), and Casino Resource Corporation Tunisia, S.A. Where the context requires, references in this Prospectus to the "Company" include all or one of such subsidiaries, as the case may be. Investors should carefully consider the information set forth under the caption "Risk Factors."

                                  THE COMPANY

    Between 1987 and 1991 the Company's primary business was owning and managing recreational vehicle resorts, and providing direct marketing services related thereto. The Company sold its capital-intensive camp resort properties during the period 1988-1991 and began offering its direct marketing services to the recreational real estate industry, primarily focusing on time share and camp resort developments and, eventually, to the casino industry. The Company sold its direct marketing business that provided services to the time-share and camp resort industry in May 1994 but retained the capacity to provide marketing services to the casino industry.

    The Company believes that the expansion of gaming into emerging markets, including riverboat and dockside gaming, state-sponsored video lotteries, small stakes casino gaming and gaming on Indian land, reflects the increasing popularity and acceptability of gaming activities, generally, in the United States. The past year has seen continued growth in gaming facilities and the acceptance of gaming as a recreational pastime, although several states have rejected attempts to expand the nature of the gaming activities within their border. Additionally, and as a result of the Indian Gaming Regulatory Act of 1988, 25 U.S.C. Section 2701 et seq. ("IGRA"), Indian casino gaming has become a rapidly growing part of the casino gaming industry. The Company's strategy is to develop alliances and formulate joint ventures with gaming operators or other participants in the gaming industry and to explore opportunities for the Company to develop its own wholly-owned gaming operations and provide support amenities to the game industry. These opportunities would require the raising of additional debt or equity. The Company plans to open a casino and 500-seat theatre in October 1997 in Sousse, Tunisia.

    The Company intends also to seek opportunities with respect to the development, ownership and management of hospitality and entertainment facilities. In May 1994, the Company completed construction of a 1,872-seat "Las Vegas-style" show theater adjacent to the Grand Casino Biloxi, on the Gulf Coast of Mississippi, and a 154-room hotel near the Grand Casino Hinckley, in Minnesota. Subsequently, the Company sold the theater in September 1994 to Grand Casinos, Inc. ("Grand Casinos"). In addition, the Company purchased the former Ray Stevens Theatre in Branson, Missouri in March 1994, and was reopened for business in May 1994. This facility was renamed the "Country Tonite Theatre." In March 1994, the Company purchased a musical production company that provides entertainment at the Aladdin Hotel in Las Vegas, Nevada, as well as the Company's theaters in Branson and Pigeon Forge. In 1996 the Company entered into a joint venture to operate another "Country Tonite Theatre" in Pigeon Forge, Tennessee which opened in March 1997. Casino Resource Corporation of Tennessee, Inc. holds the majority interest in this joint venture (CTT, LLC.)

    The Company was organized in 1969. In 1987, the Company merged into an inactive public corporation and the surviving Company's name was changed to Rubidell Recreation, Inc., which was changed in 1993 to Casino Resource Corporation. Prior to 1987, the Company engaged in various business activities unrelated to its current proposed businesses. The Company is incorporated under the laws of the State of Minnesota. The Company's principal office is located at 707 Bienville Boulevard, Ocean Springs, Mississippi 39564. Its telephone number is (228) 872-5558.

                                  THE OFFERING

Common Stock offered by the Company........................................             None

Common Stock offered by Selling Shareholders...............................        1,075,500
                                                                                      shares

NasdaqNM Symbols Common Stock..............................................             CSNR

                                  RISK FACTORS

    An investment in the shares of Common Stock offered hereby is highly speculative, involves a high degree of risk and should only be purchased by persons who can afford to lose their entire investment. See "Risk Factors" for a discussion of risk factors that should be considered in connection with an investment in the shares of Common Stock offered hereby.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

    The selected financial data presented below for, and as of the end of, each of the years ended September 30, 1996 and 1995, have been derived from the financial statements of the Company, which financial statements have been audited by independent certified public accountants. The consolidated financial statements as of September 30, 1996, and for each of the years in the two-year period ended September 30, 1996, and the reports thereon, are included elsewhere in this Prospectus. The selected financial data presented below for the nine months ended June 30, 1997 and 1996, are from the unaudited financial statements of the Company included elsewhere in this Prospectus or incorporated by reference. In the opinion of the Company's management, such unaudited financial statements include all adjustments, consisting only of normal recurring adjustments necessary for a fair presentation of the financial position and results of operations for the periods represented. The results of operations for the nine months ended June 30, 1997 are not necessarily indicative of the results to be expected for the year ending September 30, 1997. The selected financial data should be read in conjunction with the financial statements and notes thereto included elsewhere in this Prospectus and Management's Discussion and Analysis of Financial Condition and Results of Operations.

                                                                  YEAR ENDED               NINE MONTHS ENDED
                                                                SEPTEMBER 30,                  JUNE 30,
                                                          --------------------------  ---------------------------
                                                              1996          1995          1997           1996
                                                          ------------  ------------  -------------  ------------
                                                                                             (AS RESTATED)
                                                                (AS RESTATED)

                                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF OPERATIONS DATA:
Revenue.................................................  $     12,906  $     10,408  $      10,504  $      8,759
Loss from continuing operations.........................          (527)         (123)           (37)       (1,366)
Income from discontinued operations.....................       --                162       --             --
Net income (loss).......................................          (527)           39            (37)       (1,366)
Loss per share from continuing operations...............         (0.05)        (0.01)          (.00)         (.16)
Net Income (loss) per share.............................         (0.05)         0.01           (.00)         (.16)
Weighted average number of shares of Common Stock
  outstanding...........................................     8,980,105     7,609,076     10,006,609     8,724,345

                                                                                      SEPTEMBER 30,      JUNE 30,
                                                                                     1996       1995       1997
                                                                                   ---------  ---------  ---------
BALANCE SHEET DATA:
Total assets.....................................................................  $  21,785  $  20,951  $  23,000
Long-term liabilities............................................................     10,302     10,487     11,029
Total liabilities................................................................     13,560     14,917     14,397
Stockholders' equity.............................................................      8,225      6,034      8,538

------------------------

(1) See the consolidated financial statements of the Company and related notes included elsewhere in this Prospectus.

                                  RISK FACTORS

    The Common Stock offered hereby is highly speculative and involves a high degree of risk and, accordingly, is not an appropriate investment for persons who cannot afford the loss of their entire investment. Prospective investors should be aware of the following risk factors and should review carefully the financial and other information provided or incorporated herein. Capitalized terms used in this section and not previously defined are defined under "Business" or "Description of Capital Stock."

    NO ASSURANCE OF PROFITABILITY; ACCUMULATED DEFICIT AND NEGATIVE WORKING CAPITAL. The company has previously suffered significant losses from operations, resulting in an accumulated deficit at June 30, 1997 of $13.3 million. Such losses relate principally to the discontinued operation and sale of the Biloxi Star Theatre in fiscal 1994. Although the Company was marginally profitable overall before gaming project losses and financing charges for fiscal 1995 and 1996, there can be no assurance of future profits from operations. Such profits will be necessary for the Company to continue operations. In addition, the Company had a working capital deficit of approximately $552,000 at June 30, 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources," and the Consolidated Financial Statements.

    SIGNIFICANT LEVERAGE AND DEBT REPAYMENT OBLIGATIONS. At June 30, 1997, the Company had an aggregate of approximately $12.6 million of long-term indebtedness outstanding, requiring monthly payments of principal and interest aggregating approximately $155,000. In addition to such monthly payments, the Company is obligated to repay indebtedness of approximately $7.1 million in April 1999. Although management believes, based on current business levels, that cash flows are and will continue to be sufficient to support the Company's monthly debt service obligations, if there is a material downturn in the performance of any of its businesses, the Company may be unable to make such payments on a timely basis. In addition, the Company will require funding beyond its operating cash flows to make the principal repayment due in 1999, the availability of which cannot be assured. The ability of the Company to satisfy its debt service and repayment obligations may also be affected by the level of funds expended by the Company in development activities. In the event the Company fails to make interest or principal payments when due, it could lose ownership of the Grand Hinckley Inn or the County Tonite Theatre in Branson, each of which is pledged as collateral security for certain of the Company's long-term indebtedness. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements.

    DEPENDENCE OF GRAND HINCKLEY INN ON ADJACENT CASINO. The Grand Hinckley Inn is dependent upon the adjacent Grand Casino Hinckley, the customers of which constitute the large majority of the hotel's patrons. As a result, any significant decrease in the level of customer traffic at the Grand Casino Hinckley would be expected to adversely affect the Grand Hinckley Inn. Customer volumes at the Grand Casino Hinckley could be adversely impacted by, among other business factors, increased competition, whether from other Indian-owned casinos or from other forms of gaming, including forms of gaming which are not now but may later be legalized in Minnesota or neighboring states. In addition, because the Company's hotel revenues include a fee paid to it under a marketing enhancement agreement with Grand Casinos and the Corporate Commission of the Mille Lacs Band of Ojibwe Indians (the "Corporate Commission"), of $20 for each occupied room, any reduction in occupancy levels resulting from a decrease in the number of gaming visitors would result in reduced fee income as well as reduced room rental income. Also, a 285-room hotel project is being built by the Commission adjacent to the Grand Casino Hinckley and the Grand Hinckley Inn, will thus be in competition with such new hotel. Such competition could adversely affect the Grand Hinckley Inn. The new hotel is presently scheduled for completion in late 1997.

    In addition to the marketing enhancement agreement, the success of the Grand Hinckley Inn depends on other agreements entered into with Grand Casinos, most importantly a ground lease for the real property underlying the hotel at a nominal rental rate (subsequently assigned to the Corporate Commission.) The Company's agreements with Grand Casinos expire in May 2004, although the Company may renew the ground lease, at its option, up to four times, each for an additional 10-year term. However, because the existing Management Agreement between Grand Casinos and the Corporate Commission expires in May 1999 and there is no assurance that it will be renewed or extended, the Company may be required at a future date to work directly with the Corporate Commission or establish a relationship with another manager of the casino. No assurance can be given that the Company would be able to do so on terms as beneficial to it as are currently in effect. Similarly, there is no assurance that the current relationship between the Company and Grand Casinos will continue to be successful. See "Business-- Existing Operations--Grand Hinckley Inn."

    ANTICIPATED DECREASE IN OPERATING INCOME AT GRAND HINCKLEY INN. Under the marketing enhancement agreement, the Company is required to pay to the Corporate Commission a windfall profits fee equal to 50% of its gross room revenues (including marketing enhancement fees) above a defined annual cumulative threshold up to the amount of the marketing enhancement fees received by the Grand Hinckley Inn from the Grand Casino Hinckley. The threshold amount is based on an 80% hotel occupancy rate. The threshold was increased on a one-time basis, however, by an aggregate of $900,000 to reflect increases in the Company's cost of constructing the hotel, and such one-time increase was fully utilized by June 1995. The threshold amount increases for subsequent years to the extent operating costs increase from year to year. As a result of higher levels of profit sharing and higher real estate taxes the Grand Hinckley Inn's operating income decreased from 1995 to 1996 and is expected to remain at a lower level due to the impact of profit sharing. In addition, operating income may be adversely impacted by the opening of a 285-room hotel adjacent to the casino in late 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations" and "Business--Existing Operations-- Grand Hinckley Inn."

    MILLE LACS PURCHASE OPTION. The Corporate Commission may, at its option, purchase the Grand Hinckley Inn as early as May 2001 at a price equal to the Company's cost of developing the property plus the depreciated cost of equipment and other property within the hotel. If this option were to be exercised, the Company would be required to sell, and would no longer receive revenues from the hotel, currently its only hospitality asset. In addition, the Company believes that the purchase price under the option is currently significantly less than the fair market value of the hotel, although no appraisal or other valuation has been conducted.

    DEPENDENCE OF ENTERTAINMENT BUSINESS ON BRANSON MARKET AND ALADDIN CONTRACT; LACK OF PROFITABILITY OF PIGEON FORGE THEATRE. The Country Tonite Theatre is dependent upon the success of the Branson, Missouri tourism industry and any contraction of such industry will likely adversely affect the theater's performance and prospects. The Country Tonite Show has been playing at the Aladdin Hotel & Casino in Las Vegas, Nevada since 1992. The Aladdin has announced that it will close for remodeling in November 1997. The Company received notice that its contract with the Aladdin Hotel & Casino was cancelled, effective November 15, 1997. The Company's management is attempting to locate a new venue for The Country Tonite show in Las Vegas. Failure to locate a new venue could have a material adverse effect on the Company's consolidated operating income.

    The Company's new theater in Pigeon Forge, Tennessee, a 60% owned joint venture, is currently unprofitable. There is no assurance that the Pigeon Forge theater can ever be operated at a profitable level. Under terms of the lease and operating agreements, the Company may be liable for a $30,000 monthly payment for a term of up to five years if the joint venture is unable to meet its lease obligations. In addition the Company has guaranteed certain leases of the joint venture. In addition the success of the Pigeon Forge theater is dependent on the Pigeon Forge area tourism market. A decline in the number of visitors could adversely affect the revenues of the Pigeon Forge theater. See "Business--Existing Operations--Country Tonite Theatre" and--"Country Tonite Production Show" and "Marketing and Competition--Branson, Missouri Market--Las Vegas, Nevada Market."

    COMPETITION IN THE HOSPITALITY AND ENTERTAINMENT INDUSTRY. The Company believes that the Grand Hinckley Inn may face increasing competition from new properties, including possible competition from Grand Casinos, the Mille Lacs Band or others operating under agreements similar to those entered into between the Company and Grand Casinos. The Company is subject generally to competition from other developers of hotel and entertainment projects, many of which are better capitalized and are more experienced than the Company in the hospitality and entertainment industry. There can be no assurance that the Company will be successful in maintaining or expanding its hospitality and entertainment activities. In addition operating income may be adversely impacted by the opening of a 285-room hotel adjacent to the casino in late 1997. See "Business--Existing Operations--Marketing and Competition."

    DEVELOPMENT OF POKAGON BAND INDIAN CASINO NOT ASSURED. The development, construction and opening of a casino on Indian land will require, among other things, that a compact is entered into by the Pokagon Band with the State of Indiana or Michigan, all required licenses from and approvals of the National Indian Gaming Commission (the "NIGC") and other applicable regulatory authorities are obtained, a site is acquired and, if required, necessary financing is made available by Harrah's. The satisfaction of these and other requirements cannot be assured, and, in any event, the opening of a casino by the Pokagon Band is not anticipated to occur before the end of 1998. In addition, no assurance can be given that any such casino would be successful and, accordingly, the level of fees received through the proposed Technical Assistance and Consulting Agreement with Harrah's may be significantly less than anticipated. See "Business--Development Activities--Pokagon Consulting Agreement."

    RISK ASSOCIATED WITH INTERNATIONAL OPERATION; CURRENCY RISKS. The Company's first gaming venture will carry on its operations outside the United States ("U.S."), and will be located in Sousse, Tunisia. Operations outside the U.S. are subject to inherent risks, including without limitation, fluctuations in the value of the U.S. dollar relative to foreign currencies, tariffs, quotas, taxes and other market barriers, political and economic instability, currency restrictions, difficulty in staffing and managing international operations, language barriers, difficulty in obtaining work permits for employees, limitations on technology transfers, potential adverse tax consequences, and difficulties in operating in a different cultural and legal system. There can be no assurance that any of the aforementioned or any unforeseen factors will not adversely impact the Company's Tunisian operations.

    NEED FOR ADDITIONAL CAPITAL TO PURSUE GROWTH STRATEGY. Additional capital would be required for the Company to pursue the development or acquisition of any new sizable project, whether in the hospitality and entertainment industry or the gaming business. There can be no assurance that any such additional capital will be available when required or, if available, that the same would be on terms acceptable to the Company. Further, in order to obtain any necessary additional financing, the Company may be required to pledge a portion of its future revenues or to dilute the equity investment of its then current shareholders. If required financing is unavailable for any reason, the Company may be forced to curtail or delay its marketing, operating and development plans. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    LACK OF EXPERIENCE IN GAMING INDUSTRY. Neither the Company nor any member of management has any prior direct operating experience in the gaming industry. The Company has hired experienced gaming management for the Tunisian casino. However, there is no assurance that the Company will be able to successfully manage the Tunisian casino operation, or that such operation will be profitable.

    REGULATION; NO ASSURANCE OF LICENSING. The ownership and operations of casinos in Tunisia and other gaming jurisdictions are highly regulated. The Company's casino in Tunisia is scheduled to open in October 1997. The Company is attempting to secure its operating and gaming licenses. The failure of the Company or any one of the foregoing persons to obtain or maintain any required licenses will have a material adverse effect on the Company. Further, changes in Tunisian law or regulations may limit or otherwise materially affect the types of gaming that may be conducted.

    COMPETITION AND OTHER FACTORS AFFECTING GAMING INDUSTRY. The gaming industry is highly competitive and many operators have extensive experience, are larger and have significantly greater financial and other resources than the Company. In addition, many gaming jurisdictions limit the number of licenses for gaming facilities. There can be no assurance that the Company will be able to compete with more experienced and stronger operators. In addition, there can be no assurance that the Company will be able to compete effectively for experienced gaming management and other key operating personnel. See "Business--Marketing and Competition" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    In addition to competitive factors, adverse changes in general and local and foreign economic conditions may adversely impact investments in gaming enterprises, similar to other entertainment investments. These conditions and other factors beyond the Company's control include: (i) changes in regional and local population and disposable income levels; (ii) the need for renovations, refurbishment and improvements; (iii) unanticipated increases in operating costs; (iv) changes in foreign, federal, state, local and tribal laws and regulations, including those relating to taxation; (v) restrictive changes in zoning and similar land use laws and regulations, or in health, safety and environmental laws and regulations; (vi) the inability to secure sufficient property and liability insurance to protect against all losses or to obtain such insurance at reasonable costs; and (vii) changes in travel patterns or preferences which may be affected by increases in travel costs, changes in airline schedules, strikes, weather patterns and construction of highways, among other factors.

    POTENTIAL ADVERSE EFFECT OF SECURITIES ELIGIBLE FOR FUTURE SALE. The sale, or availability for sale, of substantial amounts of Common Stock in the public market may adversely affect the prevailing market price of the Common Stock and may impair the Company's ability to raise additional capital through the sale of its equity securities. The Company currently has 10,043,364 shares of Common Stock outstanding. In addition to the shares registered hereby, 8,368,496 shares are currently held by the public and are freely tradable and 1,674,868 shares are currently eligible for resale under Rule 144. The Company also has outstanding Class A Warrants exercisable for an aggregate of 2,760,000 shares of Common Stock at an exercise price of $6.75 per share; such shares, if issued, would be freely tradable. Finally, the authorized and unissued capital stock of the Company includes additional Common Stock, as well as undesignated preferred shares which the Board of Directors, without any action by the Company's shareholders, is authorized to designate and issue in such classes or series, and with such rights, preferences and privileges, as it deems appropriate. No shares of preferred stock or other senior equity securities are currently designated, and there is no current plan to designate or issue any such securities.

    TRANSACTIONS WITH OFFICERS AND SHAREHOLDERS. The Company is involved in various transactions with its principal shareholders, John J. Pilger and Kevin
M. Kean. The Company has current outstanding loans to Mr. Pilger and Mr. Kean. The failure of Mr. Pilger and Mr. Kean to repay such loans could have a material adverse effect on the Company.

    CONTROL BY EXISTING MANAGEMENT. The Company's executive officers, directors and their affiliates own, or have the right to vote, an aggregate of approximately 16.7% of the outstanding Common Stock. Accordingly, the Company, its directors and officers maintain significant voting influence in connection with the election of the directors of the Company and control the Company's business and affairs. Grand Casinos has the right to designate two representatives for election to the Company's Board of Directors, but to date has not exercised this right. See "Description of Capital Stock."

    DEPENDENCE ON KEY PERSONNEL. The Company is highly dependent upon the personal efforts and abilities of its Chief Executive Officer, John J. Pilger. The loss of Mr. Pilger's services could have a material adverse effect on the Company. The Company has entered into a three-year employment agreement with Mr. Pilger commencing on May 20, 1996 and has obtained key-person life insurance in the amount of $1 million on his life, with the proceeds of such insurance payable to the Company.

    ABSENCE OF CASH DIVIDENDS. The Company has not declared or paid any cash dividends on its capital stock since its incorporation and does not intend to pay any cash dividends in the foreseeable future.

    STOCK PRICE VOLATILITY. As a result of potential fluctuations in the Company's operating results, and other factors, including the general condition of the economy, stock market conditions, passage or defeat of legislation or announcements by the Company or its competitors, the market price of the Common Stock offered hereby may be highly volatile.

    FLUCTUATING OPERATING RESULTS. Due in part to the seasonality of the Grand Hinckley Inn and the Company's theaters, and the expected seasonality of the Tunisian casino the Company's future operating results are expected to continue to vary substantially from quarter to quarter. Because a high percentage of the Company's operating expenses are fixed, a reduction of revenue could cause significant fluctuations in the Company's operating results and cash flows from quarter to quarter. See "--Discussion and Analysis of Financial Condition and Results of Operations--Seasonality."

    POTENTIAL ANTI-TAKEOVER EFFECTS OF CHARTER PROVISIONS AND MINNESOTA
LAW. The Company's Articles and Bylaws and the Minnesota Business Corporation Act contain requirements and limitations that may have the effect of discouraging unsolicited takeover bids from third parties. These include advance notice requirements for shareholder proposals and director nominations, limitations on shareholder action by written consent, voting requirements for amendment of certain provisions of the charter documents, a classified board of directors, and change of control provisions. See "Description of Capital Stock-- Regulatory Provisions" and "--Classified Board and Related Provisions." As of this date, the Company is not aware of any current or planned effort on the part of any party to acquire control over the Company by means of a merger, tender offer, solicitation in opposition to management or otherwise, or to change the Company's Board of Directors or management.

    RESTRICTIONS ON STOCK OWNERSHIP. The Articles provide that no investor may become either a holder of 5% or more of the Company's stock or one of the 10 largest shareholders of the Company without first agreeing to consent to a background investigation, provide a financial statement and respond to questions from gaming authorities. Furthermore, all shares of the Company's capital stock held by a beneficial owner will be subject to redemption if (a) such beneficial owner refuses upon request of the Board of any gaming authority having jurisdiction over the Company, to provide any of the foregoing or (b) such beneficial holder's holdings of capital stock either alone or together with the capital stock holdings of any other beneficial holder of the Company's capital stock may, in the judgment of the Board of Directors, result in (i) the disapproval, modification or non-renewal of any gaming management contract (whether solely or by shared management) or (ii) the disapproval, loss, modification, non-renewal or non-reinstatement of any license, franchise, approval or consent from a gaming authority or other governmental agency with respect to the conduct of any portion of the business of the Company, where such license, franchise, approval or consent is conditioned upon holders of capital stock meeting certain criteria. See "Description of Capital Stock--Regulatory Provisions." These restrictions may require large institutional investors to provide information to gaming authorities. As a consequence, those unwilling to comply may be required to sell their shares or may be unwilling to buy more, or to invest at all in the Company, thereby resulting in a possible decline in the price of the Common Stock, which could be material, and having a possible anti-takeover effect. Additionally, these restrictions could require the Company to redeem shares of its Common Stock for cash, which could adversely affect its liquidity. As a result of such restrictions, current or future state or federal gaming rules or regulations may materially restrict or prohibit certain persons from owning the Company's securities. Such restrictions could also have the effect of causing certain holders to liquidate their holdings of the Company's securities at a time when market conditions are not favorable to such holders, or at a cost that is not favorable to such holders. In addition, at the election of the Company, such shareholder may receive redemption securities wholly or partially in lieu of a cash payment. "Redemption securities" means any debt or equity securities of the Company, any subsidiary, or any other corporation, or any combination thereof, having terms and conditions as approved by the Board of Directors which, together with a cash payment, if any, equals the fair market value of the securities to be redeemed on the date the notice of redemption is given, as determined by a nationally recognized investment banking firm selected by the Board of Directors. Furthermore, such redemption securities may be securities, which have not been registered under the Securities Act and therefore may not be eligible for trading in the public market, with a consequent result of illiquidity to the holder. See "Description of Capital Stock--Regulatory Provisions" and "Business--Regulation and Licensing of Gaming Activity."

    ENVIRONMENTAL RISKS. Ownership or operation of real estate exposes the Company to the related risks of compliance with environmental laws, and clean-up costs and related expenses (which would not be covered by insurance reimbursement) in the event of environmental contamination, even if such contamination were not caused by or known to the Company.

    INSURANCE, CALAMITIES AND CONDEMNATION. The Company maintains insurance coverage for the Grand Hinckley Inn, the Country Tonite Theatre in Branson and Pigeon Forge and for its casino in Tunisia, but such coverage is limited. For example, the Company does not have insurance for losses due to hurricanes, wind, floods, earthquakes and other catastrophic events because such coverages are either not available or are cost-prohibitive. In addition, the Company's properties, or a part thereof, could be taken by governmental authorities acting under their power of eminent domain. If an uninsured disaster should occur, or should the actual loss sustained exceed the amount of insurance proceeds, or should the property be taken by eminent domain, the Company (and, consequently, its investors) could suffer a material loss.

    LITIGATION. The Company is party to certain litigation which if adversely determined could have a material adverse effect on the Company.

    FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS. This document contains forward-looking statements regarding, among other items, the Company's growth strategy and anticipated trends in the Company's business. These forward-looking statements are based largely on the Company's expectations and are subject to a number of risks and uncertainties, certain of which are beyond the Company's control. Actual results could differ materially from these forward-looking statements as a result of the factors described under "Risk Factors" and elsewhere herein, including, among others, economic influences. In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained herein will in fact transpire or prove to be accurate.

                                USE OF PROCEEDS

    The Company will receive no proceeds from the sale of the Common Stock offered hereby.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The Company opened the Country Tonite Theatre in Branson, Missouri in March 1994 and the Grand Hinckley Inn in Hinckley, Minnesota in May 1994. The Company had previously purchased the Country Tonite production show in March 1994. In October 1996 the Company entered into a joint venture to operate another Country Tonite Theatre in Pigeon Forge, Tennessee which opened in March 1997.

    RESULTS OF OPERATIONS. The following financial data presented below has been derived from the Company's Consolidated Financial Statements for the fiscal years ended September 30, 1996 and 1995 (audited) and for the nine months ended June 30, 1996 and 1997 (unaudited).

                                                                      YEAR ENDED SEPTEMBER    NINE MONTHS ENDED JUNE
                                                                               30,                      30,
                                                                     -----------------------  -----------------------
                                                                         1996        1995       1997         1996
                                                                     ------------  ---------  ---------  ------------

                                                                         (AS                                 (AS
                                                                      RESTATED)       (IN THOUSANDS)      RESTATED)
INCOME FROM CONTINUING OPERATIONS:
  Entertainment revenues...........................................   $    8,938   $   6,750  $   7,722   $    5,983
  Hospitality revenues.............................................        3,968       3,658      2,782        2,776
  Operating costs--entertainment...................................        6,215       5,743      6,188        4,485
  Operating costs--hospitality.....................................        2,660       2,032      1,925        1,730
  General and administrative expense...............................        2,190       2,006      1,452        1,685
  Other income (expense)*..........................................       (2,368)       (750)      (976)      (2,225)
                                                                     ------------  ---------  ---------  ------------
INCOME (LOSS) FROM CONTINUING OPERATIONS...........................         (527)       (123)       (37)      (1,366)
DISCONTINUED OPERATIONS:
  Income from discontinued operations net of applicable taxes......       --             162     --           --
                                                                     ------------  ---------  ---------  ------------
NET INCOME (LOSS)..................................................   $     (527)  $      39  $     (37)  $   (1,366)
                                                                     ------------  ---------  ---------  ------------
                                                                     ------------  ---------  ---------  ------------

------------------------

* Including loss on gaming projects for 1996 and losses on gaming projects and minority interest in operations of subsidiary and gain on litigation settlement for 1997.

    Following is management's discussion and analysis of significant factors which have affected the Company's financial position and operating results during the periods reflected in the accompanying consolidated financial statements.

FISCAL 1996 COMPARED TO FISCAL 1995

CONSOLIDATED

    The Company's revenues from continuing operations were $12,905,949, an increase of $2,498,076 or 24%, from the $10,407,873 recorded in fiscal 1995. Of the increase $2,188,241 or 88%, was provided by the entertainment segment with the hospitality segment accounting for the remaining increase of $309,835.

ENTERTAINMENT

    COUNTRY TONITE PRODUCTION SHOW

    Country Tonite Production show revenues totaled $2,192,360 in fiscal 1996, a decline of $173,762, from fiscal 1995 revenues of $2,366,122. The decline was due principally to a lower contractual rate with the Aladdin Hotel in calendar 1996. Despite the decline in revenues, operating income increased $205,300 or 85%, to $446,271 in fiscal 1996 from $240,971 in fiscal 1995. Management successfully reduced operating costs (including project, general and administrative costs and depreciation) from $2,125,152 in fiscal 1995 to $1,746,089 in fiscal 1996, a savings of $379,063 or 18%, principally through a concerted effort to reduce general and administrative expenses.

    COUNTRY TONITE THEATRE

    With paid attendance at the Branson Theatre reaching 40% of capacity in fiscal 1996, up from 29% in fiscal 1995, and average ticket prices increasing from $14.87 in fiscal 1995 to $15.57 in fiscal 1996, revenues increased $2,362,003 or 54%, from the fiscal 1995 total of $4,383,934 to $6,745,937 in fiscal 1996. Operating expenses (including project, general and administrative costs and depreciation) rose at a lower pace by $850,376 or 24%, to $4,468,470 in fiscal 1996 from $3,618,094 in fiscal 1995. The economies of scale evident at the 40% paid occupancy level provided an increase in operating income of $1,511,627 or 197% to $2,277,467 in fiscal 1996 from $765,840 in fiscal 1995.
The marketing efforts at the Country Tonite Theatre and its acceptance in the market have resulted in significant year to year increases in attendance and revenues from the initial 1994 period.

HOSPITALITY

    GRAND HINCKLEY INN

    In fiscal 1996, the Grand Hinckley Inn continued its historical high occupancy rates, achieving an average occupancy of 86% and average daily rate of $54.85 compared to an average occupancy rate of 82% and an average daily rate of $56.63 in fiscal 1995. Revenues for fiscal 1996 increased $309,835 or 8%, to $3,967,652 in fiscal 1996 from $3,657,817 in fiscal 1995. Operating income fell $318,199 or 20%, from $1,625,585 in fiscal 1995 to $1,307,386 in fiscal 1996.
Operating expenses (including project, general and administrative costs and depreciation) rose $628,034 or 31%, to $2,660,266 in fiscal 1996 from $2,032,232 in fiscal 1995. The increase in operating expenses and resulting decrease in operating income were principally the result of higher property taxes and profit sharing expenses. Profit sharing with the Enterprise totaled $786,000 in fiscal 1996 compared to $361,000 in fiscal 1995, as hotel revenues exceeded the cumulative threshold during fiscal 1995.

    In addition operating income may be adversely impacted by the opening of a 285-room hotel adjacent to the casino in late 1997.

GENERAL AND ADMINISTRATIVE

    The Company's general and administrative expenses aggregated $2,190,154 in fiscal 1996 compared to $2,006,272 for fiscal 1995. The increase resulted primarily from higher legal and professional fees.

GAMING

    Loss on gaming projects of $742,000 for fiscal 1996 consists principally of the loss on abandonment of the Palace Casino acquisition in January 1996 of $727,000. Although the Company reached an agreement as part of a joint venture to again acquire the Palace Casino in September 1996, generally accepted accounting principles do not allow reversal of the abandonment loss.

    Loss on gaming projects for fiscal 1995 consists of $250,000 of fee income received upon signing of a gaming contract, $600,000 of fee income in exchange for the relinquishment of rights to gaming contracts, offset by $944,248 of abandonment costs related principally to the Hoh, Cherokee and Louisiana gaming projects.

OTHER

    Other income for 1995 includes $403,000 from the reversal of excess reserves principally related to the closing of the Biloxi Star Theatre.

    During fiscal 1994, management elected to discontinue its recreational property marketing efforts, and revenue and expenses from those activities were categorized as discontinued operations. A gain of $162,217 from discontinued operations during fiscal 1995 resulted from final revenues being received, and from the reversal of excess reserves related to closing the Company's Wisconsin offices.

    Interest expense totaled $1,828,052 for fiscal 1996 compared to $1,193,403 for fiscal 1995. The increase from 1995 was due principally to a $550,000 charge from the discount upon conversation of subordinated debentures.

LIQUIDITY AND CAPITAL RESOURCES

    Cash and cash equivalents increased $693,000 to $1,656,000 at June 30, 1997 from $963,000 at March 31, 1997. The Company's principal source of funds during the three months ended June 30, 1997 were funds provided by operations, $1,013,000 from the sale of its minority interest in New Palace Casino, LLC received May 1997 and $525,000 of equipment financing in June, 1997.

    The Company's principal use of funds during the third quarter of fiscal 1997 consisted of additions to deferred development costs of $123,000, payments of notes payable and long-term debt totaling $316,000 and capital expenditures of $638,000.

    Collection of notes receivable totaling $1,232,000 related to the warrant exercise originally due in January and December 1996 was extended by written agreement to December, 1997. The due date is subject to acceleration if the Company stock price exceeds certain levels. Litigation filed to collect monies due under the original agreement was dropped. In addition a note receivable in the amount of $50,000 due from Willard Smith in May 1997 has not been collected to date. Mr. Smith also owes the Company approximately $12,400 related to rent, property taxes, and additional notes receivable.

    On September 10, 1997, the Company completed a private placement of $800,000 ($707,000 net proceeds) of 13% convertible debentures. The debentures are convertible into common stock after 90 days at 83% of the average closing bid price for the preceding five trading days with mandatory conversion at the end of one year. The debentures can also be redeemed by the Company at 120.48% of face value.

    In addition, the Company completed two debt transactions totalling $1,800,000. The first note ($800,000) has a one year maturity with interest payable monthly at the greater of 20% per annum or the equivalent of 5% of the gross gaming win, as defined, of the Company's Tunisian casino. This loan is secured by a pledge of the stock of Casino Building Corporation, a wholly owned subsidiary of the Company.

    The second note ($1,000,000) matures in nine years with interest payable monthly equivalent to 10% of the EBIDTA of the Company's Tunisian casino, as defined. This debt can be converted by the noteholders into a 10% equity interest in the Company's Tunisian casino subject to regulatory approvals.

    Proceeds from the three transactions totaling $2,307,000 will be utilized to complete the Tunisian casino project and for general working capital purposes. All three transactions represent debt of the parent company.

    Barring any unforeseen circumstances, cash flow from operations plus proceeds from the three recent financing transactions, should provide sufficient working capital to meet the immediate needs of the Company's operations including the Tunisian Casino.

    The Company's contract with the Aladdin Hotel and Casino is being cancelled effective November 15, 1997. Annual revenues from the Aladdin contract total approximately $2.1 million. The inability of the Company's management to timely locate a new venue for the Country Tonite Show could have a material adverse effect on cash flow from operations.

CAPITAL EXPENDITURES

    Capital expenditures for the Company were $718,000 for the nine months ended June 30, 1997 compared to $188,000 for the comparable period of 1996. Capital expenditures for 1997 period consisted principally of equipment purchases for the Tunisian Casino project. Project expenditures (including preopening costs and prepaid rent) to open the Tunisian Casino are anticipated to exceed $4,000,000

SEASONALITY

    The Company expects its hotel operations will be affected by seasonal factors, including holidays, weather and travel conditions. The theater operations in Branson, Missouri and Pigeon Forge, Tennessee will also be affected by seasonal factors and in addition will be closed annually from January through mid-March, a period when theaters normally close in those areas. The tourist season in Tunisia typically is from May 15 through October.

IMPACT OF INFLATION

    Management of the Company does not believe that inflation has had any significant adverse impact on the Company's financial condition or results of operations for the periods presented. However, an increase in the rate of inflation could adversely affect the Company's future operations and expansion plans.

FOREIGN CURRENCY TRANSACTIONS

    The Company's transactions with respect to the planned casino venture in Tunisia will be in dinars. As such, there are all the risks pertaining to fluctuations in foreign exchange rates and potential restrictions or costs associated with the transfer of funds to the United States.

IMPACT OF NEW ACCOUNTING STANDARDS

    In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings Per Share". The new standard simplifies the method for computing earnings per share and requires the presentation of two new amounts, basic and diluted earnings per share. The Company will be required to adopt SFAS No. 128, in the quarter ending December 31, 1997. Earlier adoption is not allowed.

    In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income". The new standard discusses how to report and display comprehensive income and its components. The standard is effective for years beginning after December 15, 1997. When the Company adopts this statement, it is not expected to have a material impact on the Company.

    In June 1997 the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." This standard requires enterprises to report certain information about operating segments, their products and services, geographic areas, and major customers. This standard is effective for years beginning after December 15, 1997. When the Company adopts this statement, it is not expected to have a material impact on the Company.

PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

    All statements contained herein that are not historical facts are based on current expectations. These statements are forward looking in nature and involve a number of risks and uncertainties. Actual results may differ materially. Among the factors that could cause actual results to differ materially are the following: the availability of sufficient capital to finance the Company's business plan on terms satisfactory to the Company; competitive factors, such as the introduction of new hotels or renovation of existing hotels in the same markets; changes in travel patterns which could affect demand for the Company's hotel, theatres or casino; changes in development and operating costs, including labor, construction, land, equipment, and capital costs; general business and economic conditions; currency fluctuations, and other risk factors described from time to time in the Company's reports filed with the Securities and Exchange Commission. The Company wishes to caution readers not to place undue reliance on any such forward looking statements, which statements are made pursuant to the Private Securities Litigation Reform Act of 1995, and as such, speak only as to the date made.

FUTURE OPERATIONS

    The Company is currently evaluating new venues for its Country Tonite production in such high-tourist areas as Myrtle Beach, South Carolina; Reno, Nevada; and Laughlin, Nevada.

    Potential new hospitality opportunities continue to be explored as well.

    The Grand Hinckley Inn has been profitable since inception and management is presently exploring potential new hospitality endeavors.

    The Country Tonite production, is presently playing at the Aladdin Hotel and Casino in Las Vegas until November 15, 1997. The Company is seeking to obtain a new venue for the Country Tonite Show in Las Vegas. CTE Production is pursuing new endeavors.

NINE MONTHS ENDED JUNE 30, 1997 COMPARED TO NINE MONTHS ENDED JUNE 30, 1996

CONSOLIDATED

    The Company's revenues for the nine months ended June 30, 1997 were $10,504,000, an increase of $1,745,000 or 20% from $8,759,000 in the prior year period. The entertainment segment accounted for $1,739,000 or substantially all of the increase.

ENTERTAINMENT

    COUNTRY TONITE PRODUCTION SHOW

    Country Tonite Production Show revenues totaled $2,562,000 for the nine months ended June 30, 1997 (including $623,000 eliminated in consolidation), an increase of $920,000 from the comparable fiscal 1996 period revenues of $1,642,000. The increase in revenues is due principally to the Country Tonite Show appearing at the Biloxi Grand Theatre from late December, 1996 to early March, 1997, and the contract to produce the Country Tonite Show for the Company's 60% owned joint venture in Pigeon Forge beginning in March, 1997. Operating income increased to $573,000 for the nine months ended June 30, 1997 (including $623,000 eliminated in consolidation) from $322,000 in the comparable prior year period due to the aforementioned new venues. Operating expenses (including project, general and administrative costs) increased to $1,989,000 for the nine months ended June 30, 1997 from $1,320,000 in the prior year period due principally to the Pigeon Forge and Biloxi show production expenses.

    COUNTRY TONITE THEATRE--BRANSON

    The Country Tonite Theatre in Branson reopened on March 8, 1997, the beginning of the Branson tourist season. Paid attendance for the Country Tonite Show totaled 38% at an average ticket price of $16.87 for the nine months ended June 30, 1997 compared to paid attendance of 39% at an average ticket price of $15.24 for the comparable prior year period. The decline in attendance occurred principally in the third quarter. The Company has refocused its marketing efforts in order to reverse the decline in attendance. Despite the decline in attendance, the increase in average ticket price and revenue from a morning show added in April 1997 resulted in revenues increasing $368,000 or 8% from the fiscal 1996 nine month total of $4,341,000 to $4,709,000 for the comparable 1997 period. Operating expenses (including project, general and administrative expenses) increased $166,000 or 5% to $3,311,000 for the first nine months of fiscal 1997 from $3,165,000 in the first nine months of fiscal 1996 principally as a result of the new morning show. Operating income increased by $222,000 or 19% to $1,398,000 in the first nine months of fiscal 1997 from $1,176,000 in the first nine months of fiscal 1996.

    COUNTRY TONITE THEATRE--PIGEON FORGE

    The Country Tonite Theatre in Pigeon Forge opened for business on March 21, 1997. Revenues for the nine months ended June 30, 1997 totaled $1,074,000. Operating expenses for the periods totaled $1,511,000 (including $623,000 eliminated in consolidation) generating an operating loss of $438,000 before a minority interest allocation of $175,000. The Company anticipated an operating loss during this start-up period.

HOSPITALITY

    GRAND HINCKLEY INN

    For the nine months ended June 30, 1997, revenues for the Grand Hinckley Inn totaled $2,782,000, an increase of $6,000 from revenues of $2,776,000 for the nine months ended June 30, 1996. Average occupancy rate totaled 81% in the first nine months of fiscal 1997 compared to 84% in the first nine months of fiscal 1996. The decrease in occupancy was more than offset by an increase in the average daily room rate from $52 in the first nine months of fiscal 1996 to $55 in the first nine months of fiscal 1997. Operating costs totaled $1,925,000 for the nine months ended June 30, 1997 compared to $1,730,000 for the comparable 1996 period, an increase of $195,000. The increase in operating expenses was due principally to higher real estate taxes and higher levels of profit sharing with Grand Casino Hinckley.

GENERAL AND ADMINISTRATIVE

    The Company's general and administrative expenses aggregated $1,452,000 for the nine months ended June 30, 1997 compared to $1,685,000 for the comparable 1996 period. The overall decrease was due principally to lower legal and professional costs partially offset by additional costs related to the Company's new ventures.

GAMING

    On February 5, 1997, the Company sold its interest in the Palace Casino back to its joint venture partner. A combination of events including cash commitments to other projects under development and the fact that the Company could not manage the facility until its corporate officers and board members were found suitable, a process which could have taken several additional months, contributed to the Company's decision to sell its interest in the Palace Casino.

    In connection with the sale, the Company's escrow deposit of $400,000 was refunded and, in addition, the Company has received proceeds of $1,000,000 for the $1,500,000 debenture (issued at closing of the purchase) which was payable upon transfer of the ownership interest (received May, 1997) and the remaining $250,000 payable is due without interest in two years. The $250,000 receivable was discounted to an effective interest rate of 10%. A loss of approximately $404,000 was recorded in the nine months ended June 30, 1997 relating to the sale of the Company's interest in the Palace.

    The loss of $771,000 for the nine months ended June 30, 1996 relates to the Company's abandonment of its first attempt to acquire the Palace Casino in February, 1996.

OTHER

    Interest expense totaled $836,000 for the nine months ended June 30, 1997 compared to $1,429,000 for the 1996 period. The increase was due to a lower level of indebtedness and a $550,000 charge in the nine months ended June 30, 1996 representing the discount upon conversion of subordinated debentures.

                                    BUSINESS

GENERAL

    The Company was organized in 1969. In 1987, the Company merged into an inactive public corporation, and in 1993, it changed its name to Casino Resource Corporation. Prior to 1987, the Company engaged in various business activities unrelated to its current or proposed businesses. Between 1987 and 1991, the Company's primary business was owning and managing recreational vehicle resorts, and providing related direct marketing services. The Company sold its capital-intensive camp resort properties during 1988 through 1991 and began offering its direct marketing services to the recreational real estate industry, primarily focusing on time share and camp resort developments and, eventually, to the casino industry. The Company sold its time-share and camp resort direct marketing business in May 1994, and directed its focus to the hospitality and entertainment industry in both gaming and high-tourist areas, and to the emerging gaming industry.

    The Company entered the hospitality and entertainment industries by acquiring or developing four businesses, one of which has been sold. In March 1994, the Company purchased a musical production company which stages an award-winning show at the Aladdin Hotel in Las Vegas, Nevada. Also in March 1994, the Company purchased its "Country Tonite Theatre" in Branson, Missouri, which was reopened for business in May 1994. In May 1994, the Company completed construction of and opened its 154-room hotel, the "Grand Hinckley Inn," on 7.5 acres of leased land in northern Minnesota adjacent to the Grand Casino Hinckley, an Indian gaming facility operated by Grand Casinos, Inc. ("Grand Casinos"). Also, in May 1994, the Company completed construction of the 1,872-seat "Biloxi Star Theatre" adjacent to the Grand Casino Biloxi on the Gulf Coast of Mississippi. This facility was subsequently sold to Grand Casinos in September 1994. In March 1997, a third venue for the Country Tonite Show opened in Pigeon Forge, Tennessee. The Country Tonite Theatre, LLC, a joint venture between CRC of Tennessee, Inc., a wholly owned subsidiary and Burkhart Ventures, LLC, presents the show in a 1,500-seat, state-of-the-art theatre in Pigeon Forge, Tennessee, formerly the home of country star T.G. Sheppard. CRC of Tennessee is the manager and owns 60% of the joint venture. In April 1997, the Branson theatre added a second show, "The Golden Girls", in a joint venture with Greg Thompson Productions. The Company plans to increase its hospitality and entertainment businesses as opportunities arise.

    In addition, the Company, through a wholly owned subsidiary, Casino Resource Corporation Tunisia, S.A., will lease and operate a casino and theater in Sousse, Tunisia. The casino component will have over 10,000 square feet of gaming space, with present plans for up to 350 slot machines and 25 table games. The casino is located on a site of approximately 1.5 acres in size. The facility is currently under construction and is scheduled to open in October 1997. The casino is being leased and operated pursuant to an agreement with Samara Casino Company.

    The Company had previously entered into a Technical Assistance and Consulting Agreement with Harrah's Entertainment, Inc. ("Harrah's") who is to develop and manage one or more casinos to be funded by Harrah's for the Pokagon Band of Potawatomi Indians in northern Indiana and southwestern Michigan. The Company will, upon commencement of operations, receive 21.6% of Harrah's management fee, but is not required to provide any development capital.

EXISTING OPERATIONS

    GRAND HINCKLEY INN (HINCKLEY, MN)

    In May 1994, the Company opened its Grand Hinckley Inn on 7.5 acres of leased land located adjacent to the Grand Casino Hinckley, a 46,000 square-foot casino owned by the Mille Lacs Band of Ojibwe Indians and operated by Grand Casinos near Hinckley, Minnesota. The casino attracts approximately four million patrons per year. The 154-room hotel is largely occupied by casino patrons.

    The hotel is located approximately 90 miles north of Minneapolis near the intersection of Interstate 35 and State Highway 48. The intersection contains approximately 250 hotel or motel rooms plus an additional 285 rooms under construction, together with food and retail establishments. The Commission is the lessor of the Grand Hinckley Inn site.

    The hotel is a luxury facility featuring 138 standard rooms and 16 suites. Amenities include a swimming pool, a whirlpool and sauna, a video arcade, cable television with video programming and games, and surface parking for 189 vehicles. The hotel features a spacious lobby and library, vaulted fireplace sitting areas, a conference room, and guest laundry facilities. The hotel provides complimentary continental breakfasts to all guests and free 24-hour shuttle service to and from the casino seven days a week.

    The hotel has achieved an average occupancy rate of approximately 86% for the fiscal year ended September 30, 1996, and generally reaches full capacity on weekends. For the fiscal year ended September 30, 1996, the hotel had an average room rate of $54.85.

    The Company has entered into several beneficial arrangements with Grand Casinos and the tribe regarding the hotel. The Company leases the land on which the hotel is situated from the Tribal Commission at the rate of $1 per annum; the casino arranges room reservations at the hotel for its preferred customers; and each business highlights the other in its marketing efforts. In addition, under a Marketing Enhancement Agreement, the Company receives a $20 fee per night per occupied room from the "Enterprise," (a combination of Grand Casinos and the Mille Lacs Band of Ojibwe). In return for the marketing enhancement fee, the hotel has entered into a revenue sharing plan with the Enterprise which requires that 50% of all room revenues above a defined cumulative threshold be paid to the Enterprise up to the amount of the marketing enhancement fees received by the hotel. During the fiscal year ended September 30, 1995, hotel revenues exceeded the cumulative threshold and the Company was required to pay approximately $361,000 back to the Enterprise. Payments due to the Enterprise under this "windfall profit sharing arrangement" for fiscal 1996 totaled $786,000. Payments in the future will vary based on revenues and increases, if any, in the hotel's annual operating cost threshold.

    The Company and the Tribal Commission of the Mille Lacs Band have entered into an agreement regarding future ownership of the hotel. The Tribal Commission has the unilateral right to purchase the hotel on the anniversary date of its initial occupancy (May 1994) in each of years 2001 through 2006 at a cost equivalent to the original development cost of the hotel plus the depreciated cost of personal property and all inventories. Conversely, in the event that the Tribal Commission allows the construction of more than 500 hotel or equivalent rooms on property owned by the Tribal Commission or Grand Casinos, the Company has the right to require the Tribal Commission to purchase the hotel at the cost stated above.

    The Company obtained mortgage financing in the amount of $3.3 million for the development of the hotel in 1994. This debt is collateralized by the hotel, as well as by certain stock pledged by Grand Casinos. The mortgage note matures on May 1, 2004 and bears interest at an annual rate equal to the prime rate plus 2%, up to a maximum of 11%. The note is payable in monthly installments of principal and interest of $44,283. Approximately $2.5 million in principal amount was outstanding at August 31, 1997. In addition to the mortgage, the Company secured $900,000 of equipment financing collateralized by the hotel's furniture, fixtures and equipment and guaranteed by Grand Casinos. This debt was repaid in full in August 1996. A $1,289,000 line of credit extended by Grand Casinos to the Company for working capital purposes secured by a second mortgage on the hotel was paid in full in August, 1997. The stock of Casino Building Corporation is pledged as collateral for a $800,000 loan obtained by the Company in September 1997.

    COUNTRY TONITE THEATRE (BRANSON, MO)

    The Company purchased the former Ray Stevens Theatre, now the Country Tonite Theatre (the "Theatre"), in Branson, Missouri in March 1994. In May 1994, the 2,000-seat theater began running two shows daily, featuring dancers, singers, comics and other variety acts. The show is produced by the Company's Las Vegas-based subsidiary, Country Tonite Enterprises, Inc. ("CTE"). The theater includes 38,000 square feet on two floors with an auditorium, a stage area, control booths, dressing rooms, upstairs offices, a lounge, a gift shop which offers a wide variety of souvenirs with the Country Tonite theme, and a concession stand. In addition, the theater parking lot accommodates 600 cars and 30 buses.

    The Country Tonite show has been voted "Best Live Country Music Show in America" by the Country Music Associations of America for three consecutive years through 1995. In November 1995, the show was voted "Show of the Year" by the 1995 Branson Entertainment Awards. Theater revenues increased 54% for fiscal 1996 compared to fiscal 1995, due in part to an increased marketing effort, an increase in group ticket sales, and product recognition attributable to the show's quality and longevity. The theater has achieved 40% of capacity during the fiscal year ended September 1996, with an average ticket price of $15.57, which is competitive with the average ticket price at other theaters in Branson.

    In April, 1997 the Company opened a morning show, "Golden Girls", in the Branson theater. The show is a joint venture with Greg Thompson Productions. The Company presented two shows a day, six days a week through June, and reopened on August 29th.

    Branson, Missouri is a popular resort destination for country music lovers from across the nation. Branson is located at the intersection of U. S. Highway 76 and Interstate Highway 65, which connects Branson and Springfield, Missouri. With a population of approximately 3,000, Branson is home to over 30 theaters featuring music stars such as Wayne Newton, Charley Pride and the Osmond family. In addition to roughly 20,000 hotel rooms, Branson offers diverse eating, shopping and recreational activities to its approximately 6 million annual visitors, most of whom visit between the months of March and December. Typical visitors to Branson are senior citizens participating in bus tours through Missouri. Families also comprise a large part of Branson's visitors and they are drawn to Branson not only by the country music, but by the additional activities offered in the summer months by the many lakes in the Branson area and the Arkansas Ozarks, another popular tourist destination area only 50 miles from Branson.

    The Company purchased the theater for $2 million in cash and a promissory note collateralized by the theater for $8 million in principal amount. The note, with a principal balance of $7.4 million at August 31, 1997, bears interest at the prime rate plus 1%, with a floor of 7% and a ceiling of 10%, and matures on April 1, 1999. The note is payable in monthly installments of principal and interest of $73,035, with a final payment due at maturity of $7,077,978.

    COUNTRY TONITE PRODUCTION SHOW (LAS VEGAS, NV)

    CTE, the Company's musical production subsidiary based in Las Vegas, Nevada, was acquired in March 1994. The production show involves a country and western theme, and has played at the Aladdin Hotel and Casino (Aladdin) in Las Vegas since 1992. The show is under contract at the Aladdin through November 15, 1997. The Company is presently looking for a new Las Vegas venue for the show. In addition to the CMAA award mentioned above, other awards received by the show include "Best Television Program in Nevada", "Electronic Media Award 1994", "Recording of the Year--Karen Nelson Bell/ Country Tonite Live!", and a host of individual awards. A second cast of the Country Tonite show performs at the Country Tonite Theatre in Branson, Missouri. A third cast performs at the Country Tonite Theatre in Pigeon Forge Tennessee.

    COUNTRY TONITE THEATRE (PIGEON FORGE)

    CRC of Tennessee, Inc. ("CRCT"), a wholly owned subsidiary of the Company and Burkhart Ventures, LLC formed a joint venture, Country Tonite Theatre, LLC to present the Country Tonite Show in a 1,500-seat state-of-the-art theater located in the heart of Pigeon Forge, Tennessee began in March, 1997. CRCT owns 60% of the joint venture and manages the theater. Burkhart Ventures, LLC owns the remaining 40% of the joint venture and owns the theater. The joint venture executed a five year lease for the theater beginning on March 1, 1997 with base rent of $30,000 per month in year one, $40,000 per month in year two and $70,000 per month for the remaining term. The Company has guaranteed $30,000 per month of the rental amount due over the five year term. The joint venture also signed an agreement with Country Tonite Enterprises, Inc., a wholly owned subsidiary of the Company to provide the Country Tonite Show to the joint venture for a weekly fee of $42,500. The weekly fee is subject to an annual cost of living escalation in March of each year.

    There are currently eight comparable theaters operating in the Pigeon Forge area. Pigeon Forge is considered an emerging area for theater based entertainment. The joint venture is currently unprofitable.

    Pigeon Forge, located at the base of the Smoky Mountains, enjoys twice as many visitors each year as Branson, Missouri, drawing over 12 million tourists annually in contrast to the Branson marketplace, which hosts approximately 6 million visitors per year. Country Tonite Enterprises will produces and performs its Country Tonite Show in the Pigeon Forge Theater.

DEVELOPMENT ACTIVITIES

    POKAGON CONSULTING AGREEMENT

    In January 1995, the Company and Monarch Casinos, Inc. ("Monarch") executed a Memorandum of Understanding (which was modified in December 1995) whereby the Company acquired Monarch's rights to potential Indian gaming contracts in exchange for shares of the Company's Common Stock, certain financial assistance and a consulting agreement, all as described below. In addition to the Hoh Indian gaming contract, which was executed by the Company and subsequently abandoned during the fiscal year ended September 30, 1995, the Company assumed Monarch's rights with respect to the potential award of a gaming management contract by the Pokagon Band of Potawatomi Indians, domiciled in northern Indiana and southwestern Michigan.

    Also in January 1995, the Company executed a Memorandum of Understanding with the Promus Companies Incorporated (now Harrah's Entertainment, Inc.), whereby Harrah's would act on behalf of itself, and the Company in seeking the Pokagon award. A Management and Development Agreement was awarded by the Pokagon band to a subsidiary of Harrah's in September 1995, and final agreements between Harrah's and the Pokagon band were entered into in November and December 1995. The agreements call for Harrah's to provide or cause to be provided one or more loans to finance the construction of one or more casinos in the Pokagon band's service area of northern Indiana and southwestern Michigan. The band will then be responsible for repaying the loans and paying to Harrah's a management fee, as defined for each Pokagon casino.

    Under the Technical Assistance and Consulting Agreement with Harrah's, the Company will receive 21.6% of Harrah's management fee as consulting fees over the five-year term of Harrah's management contract (and any extensions thereof) with the Pokagon band. The Company has, in turn, agreed to pay to two consultants to the Company who assisted in the acquisition of rights from Monarch (including Kevin M. Kean, a principal stockholder of the Company), an aggregate of 10% (5% each) of its consulting fee income less the Company's related direct operating costs, subject to certain limits in the case of Mr. Kean. (Similar fees may also be payable to Mr. Kean out of revenues, if any, received by the Company from other Indian businesses, including gaming.)

    The Company will have no obligation to provide Harrah's or the Pokagon band with any funding. However, to the extent not recouped by Harrah's from the Pokagon band, the Company will reimburse Harrah's for the Company's share (21.6%) of specified development and licensing costs incurred by Harrah's. The Management and Development Agreement and related agreements between Harrah's and the Pokagon band cannot take effect until approved by the National Indian Gaming Commission ("NIGC"). The Company's obligation to reimburse Harrah's will be payable in equal installments over 24 months without interest, and will be subject to reduction for payments due the Company from Harrah's.

Under the Technical Assistance and Consulting Agreement, Harrah's has agreed to pay to the Company a one-time fee of $250,000 (recognized in fiscal 1995) in connection with the signing of the Management and Development Agreement with the Pokagon Band, and a one-time fee of $600,000 as consideration for the relinquishment of any rights or claims to any other business venture of Harrah's and its affiliates, which is payable over five years, commencing with the opening of the first Pokagon casino. In turn, the Company has agreed to pay to Harrah's, $5,000 per month for a period of 40 months for the administration of the Pokagon contract, commencing with the opening of the first Pokagon casino.

    In consideration for the rights acquired from Monarch, the Company issued to Monarch 100,000 shares of the Company's common stock in May 1995, and has agreed to issue to Monarch an additional 400,000 shares of common stock upon the ground breaking for the first Pokagon casino and 1,500,000 shares of common stock upon commencement of operations of the first Pokagon casino. Additionally, the Company has agreed to assume up to $179,000 of Monarch's accounts payable, to make certain cash advances to Monarch or its principals and to reimburse Monarch's executives for travel and business development costs related to certain gaming opportunities. The Company has also executed a Consulting Agreement with Monarch, which was subsequently assigned by Monarch to Willard E. Smith, requiring the Company to (i) pay monthly fees commencing (retroactively) January 1995 at various rates of from $3,000 to $14,250 per month; (ii) loan an aggregate of $250,000 (all of which has been advanced), which may be forgiven in part or in whole upon the occurrence of certain events; (iii) reimburse travel expenses, and (iv) lease to Mr. Smith the Company's Ocean Springs, Mississippi residence at a below-market lease rate. The Consulting Agreement was cancelled on September 17, 1997 due to nonperformance.

    TUNISIAN CASINO

    The Company, through its wholly owned subsidiary, CRC of Tunisia, has signed a definitive agreement in July 1996 with the Samara Casino Company to lease and operate a casino, and a 500-seat theatre in Sousse, Tunisia. The Company has signed a three-year lease (with two, three-year renewal options) providing for base rent of $560,000, plus the value added tax (with a 10% yearly escalation thereafter plus a scaled percentage rental based on gross gaming revenues of the casino). The 42,000 square foot casino resort will have over 10,000 square feet of gaming space with present plans to include up to 350 slot machines and 25 table games, and is scheduled to open in October 1997, subject to regulatory approval, which is the end of the tourist season in Tunisia. Project expenditures to open the Tunisia Casino are anticipated to exceed $4,000,000. The Company has agreed to pay a broker's fee in connection with the consummation of the Tunisian casino lease agreement. The fee consists of a one-time fixed portion totalling $200,000 (with $100,000 payable upon opening of the casino and $100,000 due at the one year anniversary) and an annual variable portion consisting of 3.5% of the net income of the casino. The Company has signed a consulting agreement with an individual for a one year period (with eight renewable options based on the performance of gaming operations.) Consulting fees are based on the excess cash flow of CRC Tunisia S.A., as defined, with a minimum payment of $175,000 in the first year, and $25,000 for each of the remaining years.

    The entertainment complex/casino will be constructed as a freestanding building which will be located on a triangular piece of property in front of the Hotel Samara. The site is located on the main street through Sousse in the heart of the tourist center and directly off the beach. The site is approximately 1.5 acres in size. The casino will be the first in the City of Sousse. No comparable casinos are currently open in Tunisia, however, at least two other casinos are under development in other Tunisian municipalities at distances of approximately 50 to 100 miles from Sousse.

    Samara Casino Company will operate a gourmet restaurant, gift shop and additional food and bar service on the property. The casino is going to be situated in front of the 425-room Hotel Samara, one of three hotels that Samara controls. The two other hotels have 125 and 275 rooms respectively.

    The Republic of Tunisia is a small country in the northern most part of North Africa and is bordered on the north and east by the Mediterranean, on the southeast by Libya, and on the west by Algeria. It is approximately 62,608 square miles in size or relatively the same size as Illinois. Tunisia is a destination resort for Europeans and known for its beaches. The City of Sousse borders the Mediterranean. Casinos are a new attraction for the tourist trade in Tunisia.

    The total number of annual tourists visiting Tunisia is estimated to be 4.5 million. The average length of stay for tourists is approximately six days. There are approximately 20,000 hotel rooms to rent in the City of Sousse with many more in the outlying areas. The tourist season is May 15 through October. During this time the hotel rooms are historically, on average, 80% occupied. The average occupancy rate year-round is 53%. The closest airport to Sousse is approximately 30 minutes away. Tourists take a bus from the airport to Sousse.

MARKETING AND COMPETITION

    The entertainment and hospitality businesses of the Company rely on the attraction of the Grand Casino Hinckley, in the case of the Grand Hinckley Inn; the national reputation of Las Vegas, Nevada, in the case of the Company's stage show which is presently located at the Aladdin Hotel in Las Vegas (until November 15, 1997); and the tourist attractions of Branson, Missouri and Pigeon Forge, Tennessee, in the case of the Country Tonite Theatre shows in such venues.

    HINCKLEY, MINNESOTA MARKET

    The Grand Hinckley Inn is located near the intersection of Interstate Highway 35 and Minnesota State Highway 48, adjacent to Hinckley, Minnesota. Hinckley is within ninety miles of Hayward, Wisconsin, and the Minnesota cities of Minneapolis/St. Paul, Duluth, St. Cloud and Brainerd. Interstate Highway 35 links Minneapolis/St. Paul and Duluth, which are Minnesota's two largest population centers, and the Highway 48 intersection is a traditional rest stop for travelers. The intersection contains approximately 250 hotel or motel rooms plus a number of restaurants and retail outlets. In addition, Grand Casinos owns or has developed approximately 400 acres of land adjacent to Grand Casino Hinckley. The Grand Hinckley Inn depends substantially on patronage by visitors to the neighboring Grand Casino Hinckley, as well as on enhancement payments by Grand Casinos.

    Although the Grand Hinckley Inn has maintained occupancy levels exceeding 82% since opening in May 1994, there is no assurance that the adjacent casino will continue to attract its historically high levels of patronage. The Enterprise has begun construction of a 285 room hotel adjacent to the Grand Casino which is anticipated to open in late 1997. This hotel will directly compete with the Grand Hinckley Inn and could adversely impact both the occupancy and room rates. A decrease in casino business or an additional increase in the number of guestrooms could also adversely impact present occupancy and room rate levels. The hotel's success has, to a large part, been attributable to co-marketing activities conducted by both the Company and Grand Casinos, as operator of the adjacent casino. The hotel has benefited from referral reservations from the casino; from the purchase by the casino of rooms to satisfy its obligations under frequent-player programs; joint advertising themes and programs; and the marketing enhancement fee paid by the casino for each daily occupied room. Should any of these factors change in a material manner, the Company's success at the hotel could be adversely impacted.

    BRANSON, MISSOURI MARKET

    Branson, Missouri is a nationally known destination for country music lovers. Approximately 6 million tourists visit Branson, Missouri each year, lured by its attractive geography and climate, as well as by its substantial number of family-oriented musical and show theaters. The area contains approximately 33 theaters providing a wide range of family entertainment for all ages.

    The Company attracts "walk up" patrons (approximately 85% of total sales), both through local media advertising and "word-of-mouth", and markets to pre-arranged bus tours (approximately 15% of total sales). Although monthly revenues in fiscal 1996 have increased significantly over comparable periods in fiscal 1995, the number of competing theaters and number of shows could at some point attract ticket buyers away from the Company's theater. Also, other area tourist attractions could limit the growth or even decrease ticket sales. In addition, other geographic areas such as Myrtle Beach, South Carolina and Gatlinburg, Tennessee are currently actively seeking to increase their tourist bases, which could, at some point, negatively impact the number of annual visitors to Branson. The Country Tonite Show playing at the Company's theater, while having won major awards could be duplicated by a competing theater with possible adverse consequences to the Company. Finally, there is no assurance that the morning show, "Golden Girls", will be successful.

    LAS VEGAS, NEVADA MARKET

    The Company's Country Tonite stage show presently plays at the Aladdin Hotel. The Company believes that the show competes effectively in its highly competitive environment with other similar entertainment in Las Vegas on the basis of its quality and the popularity of its country theme. To some extent, the level of show patronage also depends on business levels at the Aladdin. The Company has received notice that, effective November 15, 1997, the Country Tonite Show's contract with the Aladdin Hotel has been cancelled due to the rehabilitation of the Aladdin Hotel. The Company is seeking to obtain a new venue for the Country Tonite Show in Las Vegas. Failure to locate such a new venue could have a material adverse effect on the Company's consolidated operating income. Numerous individual and group acts and production casts operate in Las Vegas, competing for tourist expenditures.

    PIGEON FORGE, TENNESSEE MARKET

    The Company's Country Tonite Show added a venue in Pigeon Forge, Tennessee, in March 1997. This is a new market for the Company's award winning Country Tonite Show. Currently, eight family oriented musical and show theaters are operating in the Pigeon Forge area. It is likely that additional theaters will open in the future. Although the Pigeon Forge area draws approximately twice the number of tourists (approximately 12 million annually) as the Branson, Missouri area, there are no assurances that the Pigeon Forge show will duplicate the success of the Las Vegas and Branson shows. The theater will compete for the tourist dollar against other theater venues and other forms of family entertainment in the Pigeon Forge area.

    POKAGON TRIBAL AREA MARKET

    The Pokagon Indian tribe does not have a designated reservation but has been assigned certain service areas in northern Indiana and southwestern Michigan within which one or more casinos may be constructed subject to the approval of various regulatory authorities. In May 1996, the Pokagon Band announced the selection of a site in the New Buffalo township for its proposed Michigan service area. Although the Governor of Michigan signed a compact with the Pokagon Tribe in September 1995, the Michigan legislature failed to approve the compact as of August 1997. The compact is expected to be resubmitted for legislative approval in the fall of 1997. Until the compact is approved, no timetable for development is determinable. The Company expects eventual approval of the compact as Michigan already has Class III gaming with seven other tribes. Although 13 million people reside within 150 miles of the service areas, the planned casino(s) could encounter significant competition from existing riverboat casinos now operating in Illinois and Indiana. Likewise, there is a possibility that other Native American land-based casinos could be developed, and which could provide substantial competition to the Pokagon casino(s). In either event, while the Company will have only a minimal capital investment and related risk in the Pokagon venture, significant competition could severely reduce the Company's anticipated future management fee income.

    EMPLOYEES

    As of August 31, 1997, the Company employed 17 employees at its headquarters in Ocean Springs, Mississippi; 65 employees at the Grand Hinckley Inn; 104 employees at the Country Tonite Theatre; 40 employees at the Country Tonite production show in Las Vegas and 94 in Pigeon Forge. None of the Company's employees are represented by a union, and management considers its labor relations to be good.

    REGULATION AND LICENSING OF GAMING ACTIVITY

    The Company is not actively engaged in gaming and is not currently subject to gaming regulations and licensing. However, the Company has the right to receive fees based on the casino management fees paid to Harrah's by the Pokagon Band, and a wholly owned subsidiary, Casino Resource Corporation Tunisia, S.A., has signed an agreement to lease and operate a casino in Sousse, Tunisia with an anticipated opening date in October 1997. The Company will be required to apply for and obtain gaming licensing applications with the National Indian Gaming Commission ("NIGC") in connection with the Pokagon project. To date, preliminary background information has been submitted to the NIGC. The Company is presently seeking to obtain all required Tunisian licenses.

INDIAN GAMING REGULATION

    INDIAN GAMING REGULATORY ACT AND TRIBAL/STATE COMPACTS. Gaming on Indian lands within the United States is authorized by the Indian Gaming Regulatory Act (the "IGRA"), a federal statute enacted in 1988. The IGRA provides for three classes of gaming. Class I gaming consists of non-commercial social games played solely for prizes of minimal value or traditional forms of Indian gaming, and is subject to the exclusive jurisdiction of the applicable Indian tribe. Class II gaming includes bingo, pulltabs and non-banking card games that are already permitted in a state, and is subject to the concurrent jurisdiction of the applicable Indian tribe. Class III gaming is a residual category composed of all forms of gaming that are not Class I or Class II gaming, including casino style gaming.

    The IGRA provides that before tribes can engage in Class III gaming in a particular state, the tribe must negotiate a "tribal/state compact" with that state to regulate such gaming. Under the IGRA, the scope of Class III gaming in which tribes can engage in a particular state depends on the state's "public policy" towards such gaming. The courts have developed a shorthand test to determine a state's public policy, which is expressly incorporated in the IGRA. If a state permits Class III gaming by any person, organization or entity in the state, whether or not such gaming is subject to restrictive regulations, then the state's public policy toward such gaming is deemed permissive and the state must negotiate a compact with an Indian tribe in good faith at the request of the tribe. If it does not, the tribe would have the right to file a "bad faith lawsuit" and ultimately, if the court found that the state had refused to negotiate in good faith and a compact still could not be negotiated, the Secretary of the Interior could authorize procedures to conduct Class III gaming in that state without a state-negotiated compact.

    The terms of the tribal/state compacts negotiated pursuant to the IGRA vary from state to state, and may vary from tribe to tribe within a state. At least 23 states (Arizona, California, Colorado, Connecticut, Idaho, Iowa, Kansas, Louisiana, Michigan, Minnesota, Mississippi, Montana, Nebraska, Nevada, New Mexico, New York, North Carolina, North Dakota, Oklahoma, Oregon, South Dakota, Washington and Wisconsin) have signed tribal/state compacts with Indian tribes that permit certain types of Class III gaming on Indian land. (A compact has been reached by the Pokagon Band with the Governor of Michigan, but such compact has not received the necessary ratification of the State's legislature.) Changes in state gaming laws may limit the types of gaming that are eligible for tribal/state compacts. Certain states have resisted entering into or renegotiating existing tribal/state compacts, and tribal/state compacts have been the subject of litigation in several states, including Alabama, California, Florida, Kansas, Louisiana, Michigan, Minnesota, Mississippi, New York, North Carolina, Rhode Island, Texas, Washington and Wisconsin. The Eleventh Circuit Court of Appeals and several federal courts have held that the Eleventh Amendment to the United States Constitution immunizes states from suit by Indian tribes in federal court without the state's consent. Therefore, in these jurisdictions, Indian tribes may not have a forum to compel a state to negotiate a tribal/state compact. Several other Circuit Courts have, however, held otherwise. The United States Supreme Court has agreed to review the decision of the Eleventh Circuit Court of Appeals and will likely render a decision in 1997. The outcome of such decision, and its effect on the Company, is uncertain.

    In addition, because portions of the IGRA have been the subject of controversy between the Indian tribes and governors in a number of states, the Senate Committee of Native American Affairs proposed amendments to the IGRA in 1994. Those amendments, however, were rejected by tribal leaders and others. In response, the Senate Committee proposed new amendments to the IGRA in March 1995. In addition, several bills to amend the IGRA have been introduced in the House. It is unknown whether or when these proposed amendments will be proposed or enacted and, if enacted, their effects on such activities. Even where tribes and states have negotiated a compact, any changes in the IGRA may have a material effect on how gaming on tribal lands will be conducted.

    MANAGEMENT CONTRACTS. The NIGC has adopted regulations pursuant to the IGRA that govern the submission requirements for and content of management contracts with Indian tribes. A management contract has no legal effect until it is approved by the Chairman of the NIGC. The NIGC regulations provide detailed requirements as to certain provisions which must be included in management contracts, including a term not to exceed five years, except that upon request of a tribe, a term of seven years may be allowed by the NIGC Chairman, if the Chairman is satisfied that the capital investment and income projections for the gaming facility require the additional time. Further, the fee received by the manager of a gaming facility may not exceed 30% of the net revenues, except that a fee in excess of 30% and up to of 40% of net revenues may be approved, if the NIGC Chairman is satisfied that the capital investment and income projections for the gaming facility require the additional fee. The NIGC has the power to require contract modifications under certain circumstances or to void a contract if the management company fails to comply with applicable laws and regulations.

    In addition to ensuring that a management contract contains certain terms, the Chairman of the NIGC may disapprove a management contract if it is determined that the management contractor's prior activities, criminal record, if any, or reputation, habits and associations pose a threat to the public interest or create a danger of illegal practices, or that such contractor has interfered with or unduly influenced the tribal governmental decision-making process. The NIGC also requires that certain information pertaining to persons and entities with a financial interest in, or having management responsibility for, a management contract be disclosed for purposes of a suitability review. This is expected to include the Company by virtue of its percentage consulting fee. The NIGC regulations provide that each of the 10 persons who have the greatest direct or indirect financial interest in the management contract must be found suitable in order for the management contract to be approved by the NIGC. The NIGC regulations provide that any entity with a financial interest in a contract must be found suitable, as must the directors and 10 largest shareholders (or owners of 5% or more of issued and outstanding stock) of such entities in the case of a corporate entity, or the 10 largest holders of interest in the case of a trust or partnership. The Chairman of the NIGC may reduce the scope of information to be provided by institutional investors. Specifically, the Company, its directors, persons with management responsibilities and certain of the Company's owners, must provide background information and be investigated by the NIGC and be found suitable to be affiliated with a gaming operation in order for the management contract to be approved by the NIGC. At any time, the NIGC has the power to investigate and require the finding of suitability of any person with a direct or indirect interest in a management contract, as determined by the NIGC. The Company must pay all fees associated with background investigations by the NIGC. The NIGC is responsible for conducting the requisite background investigation on the foregoing individuals and entities in the case of Class II gaming operations; the applicable state gaming agency and tribe are responsible for conducting the background investigation with respect to Class III gaming operations and then providing its findings to the NIGC. Generally, the applicable tribal/state compact will delineate responsibilities and issues relating to background checks for Class III operations.

    The NIGC regulations require that background information as described above must be submitted for approval within 10 days of any proposed change in financial interest in a management contract. The NIGC regulations do not address any specialized procedures for investigations and suitability findings in the context of publicly held corporations. If, subsequent to the approval of a management contract, the NIGC determines that any of its requirements pertaining to the management contract have been violated, it may require the management contract to be modified or voided, subject to rights of appeal. In addition, any amendments to the management contract must be approved by the NIGC.

    The NIGC regulations provide that the management contract must be disapproved if the NIGC determines that: (a) any person with a direct or indirect financial interest in, or having management responsibility for, a management contract (i) has been convicted of a felony or any misdemeanor gaming offense; (ii) if the person's prior activities make them unsuitable to be connected with gaming; (iii) is an elected member of the governing body of a tribe that is party to the management contract; or (iv) has knowingly provided materially false statements to the NIGC or a tribe or has refused to respond to questions from the NIGC; (b) the management contractor has attempted to unduly interfere with or influence tribal decisions relating to the gaming operation or has deliberately or substantially failed to follow the management contract and applicable tribal ordinances; or (c) a trustee would not approve the management contract.

    In addition to requirements governing management contracts and submissions, the regulations require each tribe to enact an ordinance authorizing and setting out standards for the conduct of gaming on its lands, which must be approved by the NIGC. The ordinance must mandate the tribe to conduct background investigations and issue licenses to key employees and primary management officials employed by the gaming enterprise, submit annual independent audits to the NIGC, and pay a variable user fee to the NIGC. The NIGC also has extensive access, investigatory monitoring, compliance and enforcement powers to ensure that the management contractor, the tribe and the gaming enterprise comply with its regulations.

    The NIGC has only recently been provided the regulatory authority to approve management contracts. It is not yet clear how this authority interacts with the statutory rights of approval of the Bureau of Indian Affairs (the "BIA") for contracts between Indian tribes and non-Indians. Pursuant to BIA regulations, contracts between non-Indians and Indian tribes, which do not adhere to certain statutory requirements, are void. At present, it is unclear as to whether and how the BIA intends to assert jurisdiction to approve collateral agreements related to management contracts (such as promissory notes) or whether the NIGC will have approval authority over such collateral agreements. Pursuant to current procedures, all such documents are to be submitted to the NIGC, which will then determine whether review and approval resides with the NIGC or the BIA.

TUNISIA GAMING REGULATION

    The Company's proposed casino venture in Tunisia is subject to laws and regulations affecting the ownership and operation of casinos in that country. As is inherent in international operations, the Company's proposed venture is subject to the risks of unpredictable and inconsistent regulatory requirements, political and economic changes and disruptions, tariffs or other restrictions on trade, transportation and communication delays, currency fluctuations and staffing difficulties.

PROPERTIES

    The Company's owned or leased properties include principally the Grand Hinckley Inn, the Country Tonite Theatres in Branson and Pigeon Forge, the Company's executive offices and a residential property. The Grand Hinckley Inn is a 154-room, upscale hotel owned by the Company adjacent to the Grand Casino Hinckley near Hinckley, Minnesota. It is situated on 7.5 acres of real estate leased at a cost of $1 per annum from Grand Casinos. The 2,000-seat Country Tonite Theatre in Branson, Missouri is owned by the Company, including underlying real estate of 10.7 acres. The 1,500-seat Country Tonite Theatre in Pigeon Forge, Tennessee is leased by the LLC of which the Company is the majority partner by virtue of to its 60% investment. The Company leases, pursuant to a five-year lease, executive office space in Ocean Springs, Mississippi at a rate of $73,500 per annum. The Company owns a residence in Ocean Springs, Mississippi which is leased to a principal of Monarch at a below-market rate. The Company leases a 42,000 square foot casino resort in Tunisia pursuant to a three-year lease (with two, three-year renewal options) providing for base rent of $560,000 plus value added taxes (with a 10% yearly escalation plus a scaled percentage rental based on gross gaming revenues of the casino).

    In addition, the Company owns several small lots and real estate parcels in Wisconsin, which it is attempting to sell. Proceeds, if any, from the sale are not expected to be material.

    Under a Marketing Enhancement Agreement, entered into with the Tribal Commission of the Mille Lacs Band of Ojibwe Indians (owners of the Grand Casino Hinckley) and Grand Casinos, the Company receives a $20 fee per night per occupied room. The Company recognized approximately $982,000 and $925,000 from the marketing subsidy in 1996 and 1995, respectively. In return for the marketing enhancement fee, the hotel has entered into a revenue-sharing plan with the casino, which requires that 50% of all room revenues above a defined cumulative threshold (up to the amount of marketing subsidy paid to the hotel) be paid to the casino. The cumulative threshold was exceeded in fiscal 1995. Payments due under the revenue-sharing plan totaled $786,000 and $361,000 in 1996 and 1995, respectively. Payments to Grand under this windfall profit sharing agreement for fiscal 1997 will vary based on revenues and the change, if any, in the operating cost threshold. The Company and the Tribal Commission of the Mille Lacs Band have entered into an agreement regarding future ownership of the hotel. The Tribal Commission has the unilateral right to purchase the hotel on the anniversary date of its initial occupancy (May 1994) in each of years 2001 through 2006 at a cost equivalent to the original development cost of the hotel plus the depreciated cost of personal property and all inventories less $450,000. Conversely, in the event that the Tribal Commission allows the construction of more than 500 hotel or equivalent rooms on property owned by the Tribal Commission or Grand, the Company has the right to require the Tribal Commission to purchase the hotel at the cost stated above.

    The Company has guaranteed rent payments, totaling $360,000 per year for up to five years, of its 60% owned joint venture, Country Tonite Theatre, L.L.C., commencing March 1, 1997.

LEGAL PROCEEDINGS

    The Company is party to various legal proceedings as described in its Annual Report on Form 10-KSB for the year ended September 30, 1996. There have been no further developments regarding such proceedings during the nine months ended June 30, 1997, except as described below.

    The Company commenced an arbitration action with the Arbitration Association in Minneapolis, Minnesota against Cunningham, Hamilton and Quiter, PA (CHQ), the architect it retained in connection with construction of the Biloxi Star Theater. On December 30, 1994, the architect firm CHQ commenced a suit in a Mississippi State Court seeking a foreclosure on a mechanics lien it had filed on the Biloxi Theater project in the amount of $321,000 which sum the Company escrowed. On December 26, 1996, the Arbitration Association announced the Company was entitled to an award of approximately $142,000, which sum was a portion of previously escrowed $321,000. The decision resulted in a gain to the Company of approximately $117,000.

    In 1995, a suit was brought against the Company in Federal District Court of New Jersey, which venue was later transferred to the Federal District Court for Southern Mississippi. Plaintiff (Gelb Productions, Inc, a New Jersey corporation) asserts it had a contract with Company to provide eight professional boxing events at the Company's former Biloxi Star Theater. The complaint was thereafter amended by plaintiff to reflect additionally allegations that defendant tortuously harmed plaintiff's business reputation and maliciously interfered with existing and prospective economic relationships. The total claims asserted are for $500,000 in compensatory damages, punitive damages, and attorney's fees and additional costs and other relief the court may deem just and proper. The Company's general liability insurance carrier has taken up the partial defense of the Company.

    James and Prudence Barnes, two former officers of a subsidiary of the Company have brought suit in State District Court, Clark County, Nevada against the Company in connection with their employment termination in June 1995. No specific amount of damages has been claimed, however the plaintiffs have informally indicated recently that they would entertain a settlement offer of between $250,000 and $350,000. The Company intends to vigorously defend itself in this matter.

    In March 1996, PDC, a Minnesota limited liability company, and two of its officers filed suit against the Company, Harrah's Entertainment and Monarch Casinos, in the Fourth Judicial District Court of Minnesota and Michigan, which venue was later dropped, alleging defamation, violation of the Lanham Act, violation of the Michigan Consumer Protection Act, tortuous interference with its business relations and prospective economic advantage, as well as false light invasion of privacy in connection with the Pokagon Indian Gaming Award. Under the Lanham Act, Plaintiffs are claiming a right to treble damages. The plaintiff seeks compensatory damages and has not claimed a specific amount of damages, but claim such damages exceed $50,000. The plaintiff also seeks recovery of their attorney's fees. The Company's general liability carrier has taken up the defense of the Company. The Company intends to vigorously defend itself in this matter.

    On November 13, 1995, Casino Resorts, Inc., a Minnesota Corporation, commended an action in the State District Court for the Fourth Judicial District of Minnesota against Monarch and the Company alleging breach of contract against Monarch and tortuous interference with a contractual business relationship against the Company. The plaintiff seeks compensatory damages and has not claimed a specific amount of damages, but claim such damages exceed $50,000. The plaintiff also seeks reimbursement of costs and expenses. This matter came before the Fourth Judicial District Court of Minnesota, on December 9, 1996, for hearing on motions by the Company and Monarch for summary judgment. On January 22, 1997, the Company's motion for summary judgment on plaintiff's claim of tortuous interference was granted and plaintiff's claim against the Company was dismissed. Additionally, Monarch's motion of summary judgment on plaintiff's claim for breach of contract was granted and plaintiff's claim against it was dismissed. Casino Resorts, Inc. filed an appeal with the Minnesota Court of Appeals on May 7, 1997 claiming that there are factual issues, which must be resolved by a jury. The Company intends to vigorously defend itself in this matter.

    The Company has received notice that the action of Cunningham, Hamilton, Quiter, P.A. against John J. Pilger (CEO of the Company) in Jackson County Circuit Court, Mississippi originally set in abeyance pending completion of arbitration proceedings, is now reconstituted. Cunningham alleges that the Company owes CHQ approximately $40,000 for services rendered in 1994. The Company denies these charges and plans to vigorously defend itself in this matter.

SECURITIES ELIGIBLE FOR FUTURE SALE

    There are 10,043,364 shares of Common Stock issued and outstanding as of the date hereof, of which, in addition to the 1,075,500 shares registered hereby, 8,368,496 shares are currently held by the public and are freely tradable and 1,674,868 shares are currently eligible for resale under Rule 144. Sales of substantial amounts of Common Stock in the public market could adversely affect the then prevailing market price.

    Holders of restricted securities must comply with the requirements of Rule 144 in order to sell their shares in the open market. In general, under Rule 144, as currently in effect, any person (or persons whose sales are aggregated) who has beneficially owned his or her restricted shares of Common Stock for at least one year (as of the date of this Prospectus) would be entitled to sell in the open market, within any three-month period, a number of shares that does not exceed the greater of (i) 1 % of the then outstanding shares of the Company's Common Stock or (ii) the average weekly trading volume reported on the Nasdaq National Market during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain limitations on manner of sale, notice requirements and availability of current public information about the Company. Such volume and other limitations also apply to shares held by affiliates, whether restricted shares or not. Non-affiliates who have held their restricted shares for two years are entitled to sell their shares under Rule 144(R) without regard to any of the above limitations, provided they have not been affiliates for the three months preceding such sale.

DESCRIPTION OF SECURITIES

    COMMON STOCK

    The Company is authorized to issue up to 35,000,000 shares of capital stock, including 30,000,000 shares of Common Stock, of which 10,043,364 shares are outstanding as of the date hereof and 5,000,000 shares of Preferred Stock, of which no shares are outstanding as of the date hereof.

    Holders of Common Stock are entitled to receive such dividends as are declared by the Board of Directors of the Company out of funds legally available therefor. The Company has not declared or paid any cash dividends on its capital stock since its incorporation and does not intend to pay any cash dividends in the foreseeable future. In the event of any liquidation, dissolution or winding-up of the Company, the holders of shares of Common Stock would be entitled to receive a PRO RATA share of the net assets of the Company remaining after payment, or provision for payment, of the debts and other liabilities of the Company. There is no assurance, however, that under such circumstances there would be any net assets of the Company remaining for such a PRO RATA distribution to holders of shares of the Common Stock after the payment, or provision for payment, of the debts and other liabilities of the Company.

    Holders of shares of the Common Stock are entitled to one vote per share in all matters to be voted upon by shareholders. Because there is no cumulative voting for the election of directors, the holders of shares entitled to exercise more than 50% of the voting rights in an election of directors are able to elect all of the directors. Holders of shares of the Common Stock have no preemptive rights to subscribe for or to purchase any additional shares of Common Stock, or other obligations convertible into shares of Common Stock, which may hereafter be issued by the Company.

    Federal and various state gaming authorities require certain shareholders of a company seeking a gaming license to be investigated and to have such shareholder's suitability determined by the gaming authority. If a gaming authority has reason to believe that such ownership may be inconsistent with declared policy of the state, it may deny an application for a license. By way of illustration, in the State of Nevada, a corporation could be subject to disciplinary action by the Nevada Gaming Commission if, after it receives notice that a person is unsuitable to be a shareholder, it (i) pays the unsuitable person any dividends or interest, (ii) recognizes the exercise, directly or indirectly, of any voting rights in its securities by the unsuitable person,
(iii) pays the unsuitable person any remuneration in any form for services rendered or (iv) fails to pursue all lawful efforts to require the unsuitable person to divest the voting securities, including, if necessary, the immediate purchase of voting securities for cash at fair market value.

    PREFERRED STOCK

    The Company is authorized to issue 5,000,000 shares of Preferred Stock, $.01 par value, in one or more classes or series. The Board of Directors has the authority to determine the designation and number of shares in each class or series, to fix the dividend, redemption, liquidation, retirement, conversion and voting rights, if any, of each class or series, and to set any other rights and preferences thereof. No shares of Preferred Stock have been issued by the Company. If issued, shares of Preferred Stock may (i) have disproportionately high voting rights or class voting rights compared to shares of Common Stock,
(ii) be convertible into shares of Common Stock and (iii) rank prior to shares of Common Stock as to the payment of dividends and the distribution of assets upon liquidation or dissolution. Furthermore, the issuance of Preferred Stock could have any one or more of the following effects: (i) entrenching the Company's Board of Directors, (ii) depriving the then current shareholders of a tender offer to purchase their shares of Common Stock at a premium over the Common Stock's market price, or (iii) encouraging an attempt, through the acquisition of a substantial number of shares of Common Stock, to acquire control of the Company with a view to effecting a merger, sale, exchange of assets or similar transaction. The

Board of Directors, without shareholder approval, may also issue shares of Preferred Stock with voting or conversion rights, which could adversely affect the voting power of the Common Stock.

    REGULATORY PROVISIONS

    The Company's Restated Articles of Incorporation, as amended (the "Articles"), provide that no investor may become either a holder of 5% or more of the Company's stock or one of the 10 largest shareholders of the Company without first agreeing to consent to a background investigation, provide a financial statement and respond to questions from gaming authorities. Furthermore, all shares of the Company's capital stock held by a beneficial owner will be subject to redemption if (a) such beneficial owner refuses, upon request of the Board or any gaming authority having jurisdiction over the Company, to provide any of the foregoing or a) such beneficial holder's holdings of capital stock either alone or together with the capital stock holdings of any other beneficial holder of the Company's capital stock may, in the judgment of the Board of Directors, result in (i) the disapproval, modification or non-renewal of any gaming management contract (whether solely or by shared management) or (ii) the disapproval, loss, modification, non-renewal or non-reinstatement of any license, franchise, approval or consent from a gaming authority or other governmental agency with respect to the conduct of any portion of the business of the Company where such license, franchise approval or consent is conditioned upon holders of capital stock meeting certain criteria.

    The restrictions described immediately above on certain holders of the Company's Common Stock may discourage the acquisition of large blocks of the Company's securities, may depress the price of the Common Stock and have an anti-takeover effect. The Company is not aware of any current or planned effort on the part of any party to acquire control of the Company by means of a merger, tender offer, solicitation in opposition to management or otherwise, or to change the Company's Board of Directors or management. Similar to the anti-takeover effect described above, it is possible that certain large institutional investors may be opposed to investing in the Company's stock if any such investment would subject them to requirements to provide information to gaming authorities.

    Any required redemption by the Company of shares of its Common Stock held by a shareholder who violates the foregoing restrictions on ownership may require a cash payment to such shareholder, which payment may have a negative effect on the liquidity of the Company. Furthermore, such redemption requirement could (i) cause current or future state or federal gaming authorities to materially restrict or prohibit certain persons from owning the Company's securities; (ii) require certain holders of the Company's securities to liquidate their holdings at a time when market conditions are not favorable or at a cost that is not favorable, to such holders; or (iii) due to the potential volume of such dispositions, materially depress the market value of the Company's securities.

    In addition, at the election of the Company, any shareholder who is required to redeem its securities may receive redemption securities wholly or partially in lieu of a cash payment. "Redemption Securities" are any debt or equity securities of the Company, any subsidiary, any other corporation or any combination thereof, having terms and conditions approved by the Board of Directors which, together with any cash payment to be paid as part thereof, equal the fair market value of the securities to be redeemed on the date the notice of redemption is given, as determined by a nationally recognized investment banking firm selected by the Board of Directors. Such redemption securities may be securities, which have not been registered under the Securities Act and therefore may not be eligible for trading in the public market. See "Risk Factors--Potential Anti-Takeover Effects of Charter Provisions and Minnesota Law" and "--Restrictions on Stock Ownership" and "Business--Regulation and Licensing of Gaming Activity."

CLASSIFIED BOARD AND RELATED PROVISIONS

    The Articles and Bylaws contain provisions which divide the Board of Directors into three classes and provide certain procedures for the removal of directors, the filling of vacancies on the Board and amending the Articles and Bylaws.

    The Articles provide that the Board of Directors be divided into three classes of directors serving staggered three-year terms, with each class being as nearly equal in number as possible. As a result, approximately one-third of the members of the Board of Directors will be elected each year. Initially, members of all three classes were elected at the annual meeting of shareholders in 1996. Commencing with the election of directors at the annual meeting of shareholders in April, 1997, each class of directors will be elected to a three-year term.

    The Articles also provide that directors may be removed for cause by vote of the holders of a majority of the outstanding shares entitled to vote or, other than for cause, by an 80% shareholder vote. Generally, Minnesota law provides that, unless otherwise provided in a corporation's articles of incorporation or bylaws, directors may be removed, with or without cause by the vote of the holders of the proportion or number of outstanding shares that would be sufficient to elect them. In addition, Minnesota law provides that a director may be removed, with or without cause, by vote of the majority of the remaining directors present.

    Under the Articles and Bylaws, a director elected to fill a vacancy on the Board of Directors shall serve until a successor is elected at the next regularly scheduled election for the class of directors in which the vacancy occurred. Vacancies on the Board of Directors may not be both created and filled by shareholder action at the same shareholder meeting and no decrease in the number of directors shall shorten the term of any incumbent director.

    Finally, an 80% shareholder vote is required to amend, alter or adopt any provision inconsistent with, or repeal, the classified board and related provisions.

    While the classified board and related provisions may discourage or make more difficult a proxy contest, the removal of an incumbent board or the assumption of control of the Company by tender offer or otherwise by a third party, even under circumstances when such action might be beneficial to the Company and its shareholders, the Board believes that protecting its ability to negotiate with the proponent of an unfriendly or unsolicited attempt to gain management control of the Company outweighs the disadvantages of discouraging such overtures. See "Risk Factors--Potential Anti-Takeover Effects of Charter Provisions and Minnesota Law."

MINNESOTA ANTI-TAKEOVER LAW

    The Company is governed by the provisions of Sections 302A.671 and 302A.673 of the Minnesota Business Corporation Act. In general, Section 302A.671 provides that the shares of a corporation acquired in a "control share acquisition" have no voting rights unless voting rights are approved in a prescribed manner. A "control share acquisition" is an acquisition, directly or indirectly, of beneficial ownership of shares that would, when added to all other shares beneficially owned by the acquiring person, entitle the acquiring person to have voting power of 20% or more in the election of directors. In general, Section 302A. 673 prohibits a publicly held Minnesota corporation from engaging in a "business combination" with an "interested shareholder" for a period of four years after the date of the transaction in which the person became an interested shareholder, unless the business combination is approved in a prescribed manner. "Business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested shareholder. An "interested shareholder" is a person who is the beneficial owner, directly or indirectly, of 10% or more of the corporation's voting stock or who is an affiliate or associate of the corporation and at any time within four years prior to the date in question was the beneficial owner, directly or indirectly, of 10% or more of the corporation's voting stock.

TRANSFER AGENT AND REGISTRAR

    Norwest Bank Minnesota, N.A. is the transfer agent and registrar for the Common Stock.

INDEMNIFICATION AND WAIVER OF DIRECTOR LIABILITY

    The Minnesota Business Corporation Act provides that officers and directors of the Company have the right to indemnification by the Company for liability arising out of certain actions. Such indemnification may be available for liabilities arising in connection with this Offering. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company, pursuant to such indemnification provisions, the Company has been advised that, in the opinion of the Commission, such indemnification is against public policy, as expressed in the Acts, and is therefore, unenforceable.

    The Company has adopted in its Articles a provision which limits personal liability for breach of the fiduciary duty of its directors, to the extent provided by Section 302A.521 of the Minnesota Business Corporation Act. Such provision eliminates the personal liability of directors for damages occasioned by breach of fiduciary duty, except based on the director's duty of loyalty to the Company, liability for acts or omissions not made in good faith, liability for acts or omissions involving intentional misconduct, liability based on payments of improper dividends, liability based on violations of state securities laws and liability for acts occurring prior to the date such provision was added.

SELLING SHAREHOLDERS

    The following table sets forth certain information with respect to each Selling Shareholder for whom the Company is registering shares of Common Stock for resale to the public. Except as indicated, no material relationships exist between any of the Selling Shareholders and the Company nor have any such material relationships existed within the past three years, except as set forth below.

    The sale of the Selling Shareholders' Common Stock may be effected from time to time in transactions (which may include block transactions by or for the account of the Selling Shareholders) in the over-the-counter market or in negotiated transactions, a combination of such methods of sale or otherwise. Sales may be made at fixed prices which may be changed at market prices prevailing at the time of sale or at negotiated prices.

                                                    NUMBER
                                                      OF       PERCENTAGE
                                                   SHARES(1)   OF CLASS(2)
                                                  -----------  -----------
The Gifford Fund, Ltd.(3).......................     626,250        *
GPS Fund, Ltd.(3)...............................     383,750        *
MIT Fund Management, Ltd........................       7,500        *
Joseph B. LaRocco...............................       7,500        *
John N. Ferrucci................................      30,000        *
Alan R. Woinski.................................      20,000        *
Robert L. Finical...............................         500        *
                                                  -----------
Total Shares to Register........................   1,075,500
                                                  -----------
                                                  -----------

------------------------

*   less than 1%.

(1) The share amounts set forth reflect shares owned prior to the Offering. For purposes hereof, unless otherwise noted, it is assumed that the Selling Shareholders will sell all the stock described in this table. However, there is no assurance that any of the Selling Shareholders will offer for sale or sell any or all of the Common Stock listed.

(2) Represents the percentage of the outstanding Common Stock owned before the Offering. As noted above, it is assumed that all of such stock will be sold by the Selling Shareholders, and as a result, each Selling Shareholder will hold 0% of the outstanding Common Stock after the Offering.

(3) This represents an estimate of the number of shares which may be obtained by the selling shareholder pursuant to the conversion terms of the respective convertible debentures of such selling shareholders.

    Selling Shareholders may effect such transactions by selling their Common Stock directly to purchasers, through broker/dealers acting as agents for the Selling Shareholders or to broker/dealers who may purchase Common Stock as principals and thereafter resell the Common Stock from time to time in the over-the-counter market, in negotiated transactions or otherwise. Such broker/dealers, if any, may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders and/or the purchasers for whom such broker/dealers may act as agents or to whom they may sell as principals or otherwise (which compensation as to a particular broker/dealer may exceed customary commissions).

    The Selling Shareholders and broker/dealers, if any, acting in connection with such sales might be deemed to be "underwriters" within the meaning of
Section 2(11) of the Securities Act and any commission received by them or any profit on the resale of the Common Stock might be deemed to be underwriting discounts and commissions under the Securities Act.

                              PLAN OF DISTRIBUTION

    The shares offered by the Selling Shareholders may be sold from time to time by the Selling Shareholders, or by pledgees, donees, transferees or other successors in interest of the Selling Shareholders, at their sole discretion. Such sales may be made in the over-the-counter market or otherwise at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The shares of Common Stock offered by the Selling Shareholders are not being underwritten. The Company will not receive any proceeds from the sale of any Common Stock by the Selling Shareholders. In general, the shares may be sold by one or more of the following means: (a) a block trade in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) an exchange distribution in accordance with the rules of such exchange (if the securities are then listed on an exchange); and (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers. In effecting sales, broker or dealers engaged by the Selling Shareholders may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions or discounts from the Selling Shareholders in amounts to be negotiated immediately prior to the sale. Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In addition, any securities covered by this Prospectus, which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this Prospectus.

                                 LEGAL MATTERS

    The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Doherty Rumble & Butler, P. A., Minneapolis, Minnesota.

                                    EXPERTS

    The Consolidated Financial Statements of the Company incorporated by reference in this Prospectus have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their report thereon incorporated herein by reference. The financial statements are incorporated in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                            ------------------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Available Information.....................................................    2

Prospectus Summary........................................................    4

Risk Factors..............................................................    6

Use of Proceeds...........................................................   11

Management's Discussion and Analysis of Financial Condition and Results of
  Operations..............................................................   12

Business..................................................................   18

Securities Eligible for Future Sale.......................................   29

Description of Securities.................................................   30

Selling Shareholders......................................................   33

Plan of Distribution......................................................   34

Legal Matters.............................................................   34

Experts...................................................................   34

                          CASINO RESOURCE CORPORATION
                              1,075,000 SHARES OF
                                  COMMON STOCK

                             ---------------------

                                   PROSPECTUS

                             ---------------------

                                OCTOBER   , 1997

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION*

    The expenses of the offering, which are to be borne by the Company, are estimated as follows:

Securities and Exchange Commission registration fee.............  $  590.71
NASD registration fee...........................................     605.20
Legal services..................................................     10,000
Accounting services.............................................      5,000
Blue Sky fees and expenses......................................     500.00
Transfer Agent Fees.............................................     --
Printing........................................................      5,000
Miscellaneous...................................................   3,304.09
                                                                  ---------
    Total.......................................................  $25,000.00
                                                                  ---------
                                                                  ---------

------------------------

*   All of the above expenses except the registration fee are estimated.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Under Section 302A.521, Minnesota Statutes, the Company is required to indemnify its directors, officers, employees and agents against liability under certain circumstances, including liability under the Securities Act of 1933, as amended (the "Act"). Section 3.02 of the Company's Articles of Incorporation contains substantially similar provisions. The general effect of such provisions is to relieve the directors and officers of the Company from personal liability which may be imposed for certain acts performed in their capacity as directors or officers of the Company, except where such persons have not acted in good faith.

    As permitted under Minnesota Statutes, the Articles of Incorporation of the Company provide that directors shall have no personal liability to the Company or its shareholders for monetary damages arising from breach of the director's duty of care in the affairs of the Company. Minnesota Statutes do not permit elimination of liability for breach of a director's duty of loyalty to the Company or with respect to certain enumerated matters, including payment of illegal dividends, acts not in good faith and acts resulting in an improper personal benefit to the director.

                                    EXHIBITS

 EXHIBIT NO.                                            DESCRIPTION                                             PAGE
-------------  ---------------------------------------------------------------------------------------------  ---------
       4.1     $300,000 Convertible Debenture...............................................................

       4.2     $500,000 Convertible Debenture...............................................................

       4.3     Form of Registration Rights Agreement........................................................

       4.4     Form of Debenture Subscription Agreement.....................................................

       4.5     Common Stock Purchase Warrant (The Gifford Fund, Ltd.).......................................

       4.6     Common Stock Purchase Warrant (G.P.S. Fund, Ltd.)............................................

       4.7     Common Stock Purchase Warrant (Joseph B. LaRocco)............................................

       4.8     Common Stock Purchase Warrant (Intercontinental Holding Company, Ltd.).......................

       5.1     Opinion and Consent of Counsel...............................................................

      10.1     $800,000 Lyle Berman Family General Partnership Loan Agreement...............................

      10.2     $800,000 Promissory Note.....................................................................

      10.3     Stock Pledge Agreement.......................................................................

      10.4     Mutual Release Agreement.....................................................................

      10.5     $1,000,000 SeuMar Ventures, L.L.C. Loan Agreement............................................

      10.6     $1,000,000 Term Note.........................................................................

      10.7     Guaranty Agreement...........................................................................

      10.8     Matt Walker Consulting Agreement.............................................................

      23.1     Consent of BDO Seidman, LLP..................................................................

      23.2     Consent of Counsel (contained in Exhibit 5.1)................................................

      24       Power of Attorney (included in the signature page to this Registration Statement)............

                                  UNDERTAKINGS

    (a) RULE 415 OFFERING.

The undersigned Registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

            (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

            (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

           (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration or any material change to such information in the Registration Statement;

PROVIDED, HOWEVER, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in the post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to
Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

        (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (b) FILINGS INCORPORATING SUBSEQUENT EXCHANGE ACT DOCUMENTS BY REFERENCE. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

                               POWER OF ATTORNEY

    KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints John J. Pilger and Maurice P. Gaudet, each or either of them, his or her true and lawful attorney-in-fact and agents, with full power of substitution and resubstitution for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and to file the same with all exhibits thereto, and other documents in connection therewith with the Securities and Exchange Commission, granting unto said attorney-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitutes, may lawfully do or cause to be done by virtue thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that is has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly
authorized, in the City of Ocean Springs, State of Mississippi on October   ,
1997.

                                              CASINO RESOURCE CORPORATION

Date: October   , 1997                                          By:            /s/ JOHN J. PILGER
                                                                -------------------------------------------
                                                                John J. Pilger, Chief Executive Officer

    Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

                                                           SIGNATURE AND TITLE
                                                           ------------------------------------------------------

                                                           /s/ JOHN J. PILGER
                                                           -------------------------------------------
                                                           John J. Pilger, Chief Executive Officer, President
                                                             and Chairman of the Board of Directors

                                                           /s/ MAURICE GAUDET
                                                           -------------------------------------------
                                                           Maurice Gaudet, Chief Financial Officer and   Chief
                                                           Accounting Officer

                                                           /s/ NOREEN POLLMAN
                                                           -------------------------------------------
                                                           Noreen Pollman, Vice President of Operations   and
                                                           Director

                                                           /s/ ROBERT J. ALLEN
                                                           -------------------------------------------
                                                           Robert J. Allen, Vice President of Entertainment   and
                                                           Director

                                                           SIGNATURE AND TITLE
                                                           ------------------------------------------------------

                                                           /s/ WILLIAM S. LUND
                                                           -------------------------------------------
                                                           William S. Lund, Director

                                                           /s/ JOHN W. STEINER
                                                           -------------------------------------------
                                                           John W. Steiner, Director

                                                           /s/ DENNIS EVANS
                                                           -------------------------------------------
                                                           Dennis Evans, Director

                                                           /s/ DR. TIMOTHY MURPHY
                                                           -------------------------------------------
                                                           Dr. Timothy Murphy, Director

                               INDEX TO EXHIBITS
                                  TO FORM S-3

 EXHIBIT NO.                                                DESCRIPTION
-------------  -----------------------------------------------------------------------------------------------------
       4.1     $300,000 Convertible Debenture

       4.2     $500,000 Convertible Debenture

       4.3     Form of Registration Rights Agreement

       4.4     Form of Debenture Subscription Agreement

       4.5     Common Stock Purchase Warrant (The Gifford Fund, Ltd.)

       4.6     Common Stock Purchase Warrant (G.P.S. Fund, Ltd.)

       4.7     Common Stock Purchase Warrant (Joseph B. LaRocco)

       4.8     Common Stock Purchase Warrant (Intercontinental Holding Company, Ltd.)

       5.1     Opinion and Consent of Counsel

      10.1     $800,000 Lyle Berman Family General Partnership Loan Agreement

      10.2     $800,000 Promissory Note

      10.3     Stock Pledge Agreement

      10.4     Mutual Release Agreement

      10.5     $1,000,000 SeuMar Ventures, L.L.C. Loan Agreement

      10.6     $1,000,000 Term Note

      10.7     Guaranty Agreement

      10.8     Matt Walker Consulting Agreement

      23.1     Consent of BDO Seidman, LLP

      23.2     Consent of Counsel (contained in Exhibit 5.1)

      24       Power of Attorney (included in the signature page to this Registration Statement)